SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of, June 2014
_________________________________________________________________
Commission File Number 000-29898
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Document
1.    Consolidated Financial Statements for the Three Months Ended May 31, 2014.

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended May 31, 2014.

3.	Canadian Forms 52-109F2 - Certification of Interim Filings
This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880) and on December 20, 2013 (File Nos. 333-192986 and 333-192987).

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions)(unaudited)
Consolidated Balance Sheets

	As at
	May 31, 2014	March 1, 2014
Assets
Current
Cash and cash equivalents	$1,710	$1,579
Short-term investments	975	950
Accounts receivable, net	745	972
Other receivables	225	152
Inventories	107	244
Income taxes receivable	75	373
Other current assets	395	505
Deferred income tax asset	48	73
Assets held for sale	76	99
	4,356	4,947
Long-term investments	333	129
Restricted cash	69	—
Property, plant and equipment, net	626	1,037
Intangible assets, net	1,432	1,439
	$6,816	$7,552
Liabilities
Current
Accounts payable	$261	$474
Accrued liabilities	998	1,214
Deferred revenue	512	580
	1,771	2,268
Long-term debt	1,340	1,627
Deferred income tax liability	32	32
	3,143	3,927
Shareholders’ Equity
Capital stock and additional paid-in capital
Preferred shares: authorized unlimited number of non-voting, cumulative, redeemable and retractable	—	—
Common shares: authorized unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares
Issued - 526,908,078 voting common shares (March 1, 2014 - 526,551,953)	2,432	2,418
Treasury stock
May 31, 2014 - 7,578,191 (March 1, 2014 - 7,659,685)	(177)	(179)
Retained earnings	1,417	1,394
Accumulated other comprehensive income (loss)	1	(8)
	3,673	3,625
	$6,816	$7,552
See notes to consolidated financial statements.

On behalf of the Board:

John S. Chen	Barbara Stymiest
Director	Director

BlackBerry Limited
(United States dollars, in millions)(unaudited)

Consolidated Statements of Shareholders’ Equity

	Capital Stock and Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance as at March 1, 2014	$2,418	$(179)	$1,394	$(8)	$3,625
Net income	—	—	23	—	23
Other comprehensive income	—	—	—	9	9
Shares issued:
Stock-based compensation	14	—	—	—	14
Exercise of stock options	2	—	—	—	2
Treasury shares released for restricted share unit settlements	(2)	2	—	—	—
Balance as at May 31, 2014	$2,432	$(177)	$1,417	$1	$3,673
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions, except per share data)(unaudited)

Consolidated Statements of Operations

	Three Months Ended
	May 31, 2014	June 1, 2013
Revenue	$966	$3,071
Cost of sales	515	2,029
Gross margin	451	1,042
Operating expenses
Research and development	237	358
Selling, marketing and administration	400	673
Amortization	81	180
Debentures fair value adjustment	(287)	—
	431	1,211
Operating income (loss)	20	(169)
Investment income (loss), net	(26)	5
Loss before income taxes	(6)	(164)
Recovery of income taxes	(29)	(80)
Net income (loss)	$23	$(84)
Earnings (loss) per share
Basic	$0.04	$(0.16)
Diluted	$(0.37)	$(0.16)
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions)(unaudited)

Consolidated Statements of Comprehensive Income (Loss)

	Three Months Ended
	May 31, 2014	June 1, 2013
Net income (loss)	$23	$(84)
Other comprehensive income
Net change in fair value of derivatives designated as cash flow hedges during the period, net of income tax recovery of $2 million (June 1, 2013 - income taxes of nil)	4	2
Amounts reclassified to net income during the period for derivatives designated as cash flow hedges during the period, net of income tax recovery of $1 million (June 1, 2013 - income tax recovery of $1 million)	5	2
Other comprehensive income	9	4
Comprehensive income (loss)	$32	$(80)
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions)(unaudited)

Consolidated Statements of Cash Flows

	Three Months Ended
	May 31, 2014	June 1, 2013
Cash flows from operating activities
Net income (loss)	$23	$(84)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization	191	399
Deferred income taxes	25	(6)
Stock-based compensation	14	20
Loss on disposal of property, plant and equipment	108	—
Debentures fair value adjustment	(287)	—
Other	6	25
Net changes in working capital items:
Accounts receivable, net	227	(183)
Other receivables	(73)	7
Inventories	137	(284)
Income tax receivable, net	298	564
Other current assets	104	145
Accounts payable	(213)	105
Accrued liabilities	(190)	118
Deferred revenue	(68)	(196)
Net cash provided by operating activities	302	630
Cash flows from investing activities
Acquisition of long-term investments	(215)	(159)
Proceeds on sale or maturity of long-term investments	11	96
Acquisition of property, plant and equipment	(26)	(111)
Proceeds on sale of property, plant and equipment	292	28
Acquisition of intangible assets	(142)	(335)
Business acquisitions, net of cash acquired	—	(7)
Acquisition of short-term investments	(824)	(740)
Proceeds on sale or maturity of short-term investments	799	649
Net cash used in investing activities	(105)	(579)
Cash flows from financing activities
Issuance of common shares	2	—
Tax deficiencies related to stock-based compensation	—	(1)
Transfer to restricted cash	(69)	—
Net cash used in financing activities	(67)	(1)
Effect of foreign exchange gain (loss) on cash and cash equivalents	1	(8)
Net increase in cash and cash equivalents during the period	131	42
Cash and cash equivalents, beginning of period	1,579	1,549
Cash and cash equivalents, end of period	$1,710	$1,591
See notes to consolidated financial statements.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES
Basis of Presentation and Preparation
These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements of BlackBerry Limited (the “Company”) for the year ended March 1, 2014 (the “Annual Financial Statements”), which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these interim consolidated financial statements. Operating results for the three months ended May 31, 2014 are not necessarily indicative of the results that may be expected for the full year ending February 28, 2015.
The Company’s fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. Most fiscal years, including the fiscal years ending February 28, 2015 and March 1, 2014, comprise 52 weeks. However, if the date that is 52 weeks following the most recent fiscal year end is earlier than the last Saturday of February, then such fiscal year comprises 53 weeks. Certain of the comparable figures have been reclassified to conform to the current period’s presentation.
Accounting Policies and Critical Accounting Estimates
There have been no changes to the Company’s accounting policies or critical accounting estimates from those described in the Annual Financial Statements.
Recently Issued Accounting Pronouncements
In April 2014, the Financial Accounting Standards Board (the “FASB”) issued a new accounting standards update on the topic of reporting discontinued operations and disclosures of disposals of components of an entity. The amendments change the requirements for reporting discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity's operations and financial results. The amendments also require expanded disclosures for discontinued operations and certain other disposals that do not qualify for discontinued operations. The amendments are effective for all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014 and interim periods within those years, with early adoption permitted. The Company will adopt this guidance in the first quarter of fiscal 2016 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In May 2014, the FASB issued a new accounting standard on the topic of revenue contracts, which replaces the existing revenue recognition standard. The new standard amends the number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized. For public entities, the new standard is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company will adopt this guidance in the first quarter of fiscal 2018 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In June 2014, the FASB issued a new accounting standards update on the topic of repurchase-to-maturity transactions, repurchase financings and disclosures. The amendments change the accounting for repurchase-to-maturity transactions and linked repurchase financings to secured borrowing accounting. The amendments require an entity to disclose information on transfers accounted for as sales in transactions that are economically similar to repurchase agreements and provides increased transparency about the types of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings. The amendments are effective for public entities for the first interim or annual period beginning after December 15, 2014. Early adoption for a public entity is prohibited. The Company will adopt this guidance in the first quarter of fiscal 2016 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In June 2014, the FASB issued a new accounting standards update on the topic of stock compensation. The amendments in this update require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amendments in this update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2017 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

2.	CASH, CASH EQUIVALENTS AND INVESTMENTS
The Company’s cash equivalents and investments, other than cost method investments of $14 million (March 1, 2014 - $4 million) and equity method investments of $79 million (March 1, 2014 - $85 million), consist of money market and other debt securities, which are classified as available-for-sale for accounting purposes and are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) until such investments mature or are sold. The Company uses the specific identification method of determining the cost basis in computing realized gains or losses on available-for-sale investments which are recorded in investment income. In the event of a decline in value which is other-than-temporary, the investment is written down to fair value with a charge to income. The Company does not exercise significant influence with respect to these available-for-sale investments.
The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:
•Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.
•Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
•Level 3 - Significant unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

1

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The components of cash, cash equivalents and investments by fair value level as at May 31, 2014 were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Restricted Cash

Bank balances	$777	$—	$—	$—	$777	$777	$—	$—	$—
Other investments	93	—	—	—	93	—	—	93	—
	870	—	—	—	870	777	—	93	—
Level 2:
Term deposits, certificates of deposit, and GICs	214	—	—	—	214	95	50	—	69
Bankers’ acceptances/Bearer deposit notes	450	—	—	—	450	450	—	—	—
Non-U.S. promissory notes	159	—	—	—	159	139	20	—	—
Non-U.S. treasury bills/notes	595	—	—	—	595	184	411	—	—
U.S. treasury bills/notes	741	—	—	—	741	65	475	201	—
Corporate bonds	19	—	—	—	19	—	19	—	—
	2,178	—	—	—	2,178	933	975	201	69
Level 3:
Corporate bonds	4	—	—	—	4	—	—	4	—
Auction rate securities	40	1	—	(6)	35	—	—	35	—
	44	1	—	(6)	39	—	—	39	—
	$3,092	$1	$—	$(6)	$3,087	$1,710	$975	$333	$69

2

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The components of cash, cash equivalents and investments by fair value level as at March 1, 2014 were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments

Bank balances	$708	$—	$—	$—	$708	$708	$—	$—
Other investments	89	—	—	—	89	—	—	89
	797	—	—	—	797	708	—	89
Level 2:
Bankers’ acceptances/Bearer deposit notes	392	—	—	—	392	332	60	—
Commercial paper	15	—	—	—	15	15	—	—
U.S. treasury bills/notes	879	—	—	—	879	253	626	—
Non-U.S. treasury bills/notes	480	—	—	—	480	241	239	—
Non-U.S. government sponsored enterprise notes	55	—	—	—	55	30	25	—
	1,821	—	—	—	1,821	871	950	—
Level 3:
Corporate bonds	4	—	—	—	4	—	—	4
Auction rate securities	41	1	—	(6)	36	—	—	36
	$45	$1	$—	$(6)	$40	$—	$—	$40
	$2,663	$1	$—	$(6)	$2,658	$1,579	$950	$129
There were no realized gains or losses on available-for-sale securities for the three months ended May 31, 2014 or the three months ended June 1, 2013.
The Company has restricted cash, consisting of cash and securities pledged as collateral to major banking partners in support of the Company's requirements for letters of credit. These letters of credit support certain leasing arrangements entered into in the ordinary course of business, for terms ranging from 2 months to 7 years. The Company is legally restricted from accessing these funds during the term of the leases for which the letters of credit have been issued; however, the Company can continue to invest the funds and receive investment income thereon.
The contractual maturities of available-for-sale investments as at May 31, 2014 were as follows:

	As At
	May 31, 2014		March 1, 2014
	Cost Basis	Fair Value	Cost Basis	Fair Value
Due in one year or less	$1,976	$1,976	$1,821	$1,821
Due in one to five years	205	205	4	4
Due after five years	35	36	35	36
	$2,216	$2,217	$1,860	$1,861
As at May 31, 2014 and March 1, 2014, the Company had no investments with continuous unrealized losses.
The Company engages in limited securities lending to generate fee income. Collateral which exceeds the market value of the loaned securities is retained by the Company until the underlying security has been returned to the Company. As at May 31, 2014, the Company had securities on loan (which are included in short-term investments) with a market value of approximately $22 million (March 1, 2014 - $100 million) consisting of non-U.S. treasury bills/notes to major Canadian banks. The Company holds collateral with a market value that exceeds the value of securities lent, consisting of non-U.S. treasury bills/notes issued by the federal and provincial governments of Canada and non-U.S. government sponsored enterprise notes issued by organizations backed by the federal government of Canada.

3

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

3.	FAIR VALUE MEASUREMENTS
For a description of the fair value hierarchy, please see Note 2.
Recurring Fair Value Measurements
The carrying amounts of the Company’s cash and cash equivalents, accounts receivables, other receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities.
In determining the fair value of investments held (other than those classified as Level 3), the Company primarily relies on an independent third party valuator for the fair valuation of securities. Pricing inputs used by the independent third party valuator are generally received from two primary vendors and are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the independent third party valuator. The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness after conducting its own internal collection of quoted prices from brokers. Fair values for all investment categories provided by the independent third party valuator that differ by greater than 0.5% from the fair values determined by the Company are communicated to the independent third party valuator for consideration of reasonableness. The independent third party valuator considers the information provided by the Company before determining whether a change in the original pricing is warranted.
The Company's investments (other than those classified as Level 3) largely consist of securities issued by major corporate and banking organizations, the provincial and federal governments of Canada and the United States Department of the Treasury, and are all investment grade.
The following table summarizes the changes in fair value of the Company’s Level 3 assets for the three months ended May 31, 2014 and June 1, 2013:

	Three Months Ended
	May 31, 2014	June 1, 2013
Balance, beginning of period	$40	$41
Principal repayments	(1)	—
Balance, end of period	$39	$41
The Company recognizes transfers in and out of levels within the fair value hierarchy at the end of the reporting period in which the actual event or change in circumstance occurred. There were no significant transfers in or out of Level 3 assets during the three months ended May 31, 2014 and June 1, 2013.
The Company’s Level 3 assets measured on a recurring basis include auction rate securities as well as corporate notes/bonds consisting of securities received in a payment-in-kind distribution from a former structured investment vehicle.
The auction rate securities are valued using a discounted cash flow method incorporating both observable and unobservable inputs. The unobservable inputs utilized in the valuation are the estimated weighted-average life of each security based on its contractual details and expected paydown schedule based upon the underlying collateral, the value of the underlying collateral which would be realized in the event of a waterfall event, an estimate of the likelihood of a waterfall event and an estimate of the likelihood of a permanent auction suspension. Significant changes in these unobservable inputs would result in significantly different fair value measurements. Generally, a change in the assumption used for the probability of a waterfall event is accompanied by a directionally opposite change in the assumption used for the probability of a permanent auction suspension. A waterfall event occurs if the funded reserves of the securities become insufficient to make the interest payments, resulting in the disbursement of the securities’ underlying collateral to the security holders.
The corporate notes/bonds are valued using a discounted cash flow method incorporating both observable and unobservable inputs. The unobservable inputs utilized in the valuation are the anticipated future monthly principal and interest payments, an estimated rate of decrease of those payments, the value of the underlying collateral, the number of securities currently in technical default as grouped by the underlying collateral, an estimated average recovery rate of those securities and assumptions surrounding additional defaults. Significant changes in these unobservable inputs would result in significantly different fair value measurements. Generally, a change in the assumption used for the anticipated monthly payments is accompanied by a directionally similar change in the average recovery rate and a directionally opposite change in the yearly decrease in payments and additional defaults assumptions.

4

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The following table presents the significant unobservable inputs used in the fair value measurement of the above Level 3 assets, as well as the impact on the fair value measurement resulting from a significant increase or decrease in each input in isolation:

As at May 31, 2014	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)	Effect of Significant Increase/(Decrease) in Input on Fair Value
Auction rate securities	$35	Discounted cash flow	Weighted-average life	8 - 19 years (14 years)	(Decrease)/increase
			Collateral value (as a % of fair value)	101 - 133% (117%)	Increase/(decrease)
			Probability of waterfall event	5 - 10% (8%)	Increase/(decrease)
			Probability of permanent auction suspension	5 - 10% (8%)	(Decrease)/increase
Corporate bonds/notes	$4	Discounted cash flow	Anticipated monthly principal and interest payments	$0.1 million	Increase/(decrease)
			Yearly decrease in payments	10%	(Decrease)/increase
			Collateral value (as a % of fair value)	138%	Increase/(decrease)
			Current securities in technical default, by collateral grouping	0 - 100% (13%)	(Decrease)/increase
			Average recovery rate of securities in technical default	30%	Increase/(decrease)
			Additional defaults assumption	0 - 44% (18%)	(Decrease)/increase

4.	DERIVATIVE FINANCIAL INSTRUMENTS
The notional amounts and fair values of financial instruments outstanding were as follows:

	As at May 31, 2014
	Balance Sheet Location	Fair Value of Derivatives Designated as Cash Flow Hedges	Fair Value of Derivatives Not Designated as Hedging Instruments	Fair Value of Derivatives Not Subject to Hedge Accounting	Total Estimated Fair Value	Notional Amount
Derivative Assets(1):
Currency forward contracts	Other current assets	$1	$2	$6	$9	$736
Currency option contracts	Other current assets	1	—	—	1	99
Total		$2	$2	$6	$10	$835

Derivative Liabilities(1):
Currency forward contracts	Accrued liabilities	$(1)	$(3)	$(8)	$(12)	$923
Currency option contracts	Accrued liabilities	—	—	—	—	159
Total		$(1)	$(3)	$(8)	$(12)	$1,082

Currency option contracts - premiums	Accumulated other comprehensive loss	$(1)	$—	$—	$(1)	$—
______________________________
(1) The fair value of derivative assets and liabilities are measured using Level 2 fair value inputs.

	As at March 1, 2014
	Balance Sheet Location	Fair Value of Derivatives Designated as Cash Flow Hedges	Fair Value of Derivatives Not Designated as Hedging Instruments	Fair Value of Derivatives Not Subject to Hedge Accounting	Total Estimated Fair Value	Notional Amount
Derivative Assets(1):
Currency forward contracts	Other current assets	$—	$—	$5	$5	$585
Currency option contracts	Other current assets	1	—	1	2	186
Total		$1	$—	$6	$7	$771

Derivative Liabilities(1):
Currency forward contracts	Accrued liabilities	$(7)	$(4)	$(15)	$(26)	$1,304
Currency option contracts	Accrued liabilities	(1)	—	(1)	(2)	72
Total		$(8)	$(4)	$(16)	$(28)	$1,376

Currency option contracts - premiums	Accumulated other comprehensive loss	$(1)	$—	$—	$(1)	$—
______________________________
(1) The fair value of derivative assets and liabilities are measured using Level 2 fair value inputs.

Foreign Exchange
For a description of the Company's usage of derivatives and related accounting policy for these instruments, see the Annual Financial Statements.
The Company enters into forward and option contracts to hedge exposures relating to anticipated foreign currency transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income and subsequently reclassified to income in the period in which the cash flows from the associated hedged transactions affect income. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period income. For the three months ended May 31, 2014, there was realized losses of nil on forward and option contracts which were ineffective upon maturity (three months ended June 1, 2013 - nil). As at May 31, 2014 and June 1, 2013, the outstanding derivatives designated as cash flow hedges were considered to be fully effective. The maturity dates of these instruments range from June 2014 to December 2014. As at May 31, 2014, the net unrealized loss on these forward and option contracts (including option premiums paid) was nil (March 1, 2014 - net unrealized loss of $8 million). As at May 31, 2014, the Company estimates that approximately nil of net unrealized losses including option premiums on these forward and option contracts will be reclassified into income within the next twelve months.
The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive income for the three months ended May 31, 2014:

	Amount of Gain (Loss) Recognized in OCI on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
Currency forward contracts	$—	Cost of sales	$(1)
Currency forward contracts	—	Selling, marketing and administration	(1)
Currency forward contracts	—	Research and development	(4)

5

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive loss for the three months ended June 1, 2013:

	Amount of Gain (Loss) Recognized in OCI on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
Currency forward contracts	$9	Revenue	$1
Currency option contracts	(3)	Revenue	(3)
Currency forward contracts	(2)	Cost of sales	—
Currency forward contracts	(2)	Selling, marketing and administration	(1)
Currency forward contracts	(4)	Research and development	—
Currency option contracts	(1)	Research and development	—
In addition to the outstanding forward and option contracts hedging exposures relating to anticipated foreign currency transactions that qualify for hedge accounting, the Company has also entered into other forward and option contracts hedging anticipated foreign currency transactions on which it did not apply hedge accounting. Any realized and unrealized gains and losses on these contracts are recognized in income each period. The maturity dates of these instruments range from June 2014 to December 2014. As at May 31, 2014, there were unrealized losses (net of premium paid) of $3 million recorded in respect of these instruments (March 1, 2014 - unrealized losses of $6 million).
As part of its currency risk management strategy, the Company may maintain net monetary asset and/or liability balances in foreign currencies. The Company enters into foreign currency forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro, and British Pound. These contracts are not subject to hedge accounting, and any realized and unrealized gains or losses are recognized in income each period, offsetting the change in the U.S. dollar value of the asset or liability upon balance sheet revaluation. The maturity dates of these instruments range from June 2014 to November 2014. As at May 31, 2014, there were unrealized losses (net of premium paid) of $2 million recorded in respect of these instruments (March 1, 2014 - net unrealized losses of $10 million).
The following table shows the impact of all derivative instruments that are not subject to hedge accounting on the consolidated statements of operations for the three months ended May 31, 2014 and June 1, 2013:

		Three Months Ended
		May 31, 2014	June 1, 2013
	Location of Gain (Loss) Recognized in Income on Derivative Instruments	Amount of Gain (Loss) in Income on Derivative Instruments
Currency forward contracts	Selling, marketing and administration	$(22)	$(11)
Currency option contracts	Selling, marketing and administration	—	3
Selling, marketing and administration expense for the three months ended May 31, 2014 included $11 million in losses with respect to foreign exchange net of balance sheet revaluation (three months ended June 1, 2013 - foreign exchange losses of $19 million net of balance sheet revaluation).
Credit Risk
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at May 31, 2014, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains, was 88% (March 1, 2014 - 100%). As at May 31, 2014, the Company had a total credit risk exposure across all counterparties with outstanding or unsettled foreign exchange derivative instruments of $1 million on a notional value of $716 million (March 1, 2014 - nil total risk exposure on a notional value of $11 million).

6

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The Company maintains Credit Support Annexes (“CSAs”) with several of its counterparties. These CSAs require that the outstanding net position of all contracts be made whole by the paying or receiving of collateral to or from the counterparties on a daily basis, subject to exposure and transfer thresholds. As at May 31, 2014, the Company had paid $1 million of collateral to counterparties, which approximated the fair value of those contracts. As with the derivatives recorded in an unrealized loss position, this amount is recorded in other current liabilities.
The Company is exposed to market risk and credit risk on its investment portfolio. The Company reduces these risks by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at May 31, 2014, no single issuer represented more than 24% of the total cash, cash equivalents and investments (March 1, 2014 - no single issuer represented more than 33% of the total cash and cash equivalents and investments), and that issuer was the United States Department of the Treasury.
Interest Rate Risk
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Substantially all of these investments carry fixed interest rates. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities and fixed interest rates. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued unsecured convertible debentures due in 2020 (the “Debentures”) with a fixed interest rate. Consequently, the Company is exposed to interest rate risk as a result of the long term of the Debentures. The fair value of the Debentures will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.

5.	CONSOLIDATED BALANCE SHEETS DETAILS
Accounts receivable, net
The allowance for doubtful accounts as at May 31, 2014 was $17 million (March 1, 2014 - $17 million).
There were no individual customers that comprised more than 10% of accounts receivable as at May 31, 2014 or March 1, 2014.

Inventories
Inventories were comprised of the following:

	As at
	May 31, 2014	March 1, 2014
Raw materials	$16	$51
Work in process	68	156
Finished goods	23	37
	$107	$244

7

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Property, plant and equipment, net
Property, plant and equipment were comprised of the following:

	As at
	May 31, 2014	March 1, 2014
Cost
Land	$26	$99
Buildings, leasehold improvements and other	438	817
BlackBerry operations and other information technology	1,311	1,297
Manufacturing equipment, research and development equipment and tooling	261	546
Furniture and fixtures	20	26
	2,056	2,785
Accumulated amortization	1,430	1,748
Net book value	$626	$1,037
Intangible assets, net
Intangible assets were comprised of the following:

	As at May 31, 2014
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$402	$301	$101
Intellectual property	2,303	972	1,331
	$2,705	$1,273	$1,432
	As at March 1, 2014
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$410	$292	$118
Intellectual property	2,176	855	1,321
	$2,586	$1,147	$1,439
During the first quarter of fiscal 2015, the additions to intangible assets primarily consisted of payments relating to licensing agreements, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry related features.
Based on the carrying value of the identified intangible assets as at May 31, 2014 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the remainder of fiscal 2015 and each of the four succeeding years is expected to be as follows: 2015 - $347 million; 2016 - $201 million; 2017 - $177 million; 2018 - $142 million; and 2019 - $131 million.
Accrued liabilities
Accrued liabilities were comprised of the following:

	As at
	May 31, 2014	March 1, 2014
Vendor inventory liabilities	$196	$244
Warranty	175	204
Royalties	94	106
Other	533	660
	$998	$1,214

8

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Product warranty
The changes in the Company’s warranty expense and actual warranty experience for the three months ended May 31, 2014 as well as the accrued warranty obligations as at May 31, 2014 are set forth in the following table:

Accrued warranty obligations as at March 1, 2014	$204
Warranty costs incurred for the three months ended May 31, 2014	(54)
Warranty provision for the three months ended May 31, 2014	30
Adjustments for changes in estimate for the three months ended May 31, 2014	(5)
Accrued warranty obligations as at May 31, 2014	$175

6.	COST OPTIMIZATION PROGRAMS
Cost Optimization and Resource Efficiency (“CORE”) Program
In fiscal 2013, the Company commenced the CORE program with the objective of improving the Company’s operations and increasing efficiency. The Company previously announced a workforce reduction of approximately 4,500 positions to bring the total workforce to approximately 7,000 full-time global employees as well as its plans to divest the majority of its Canadian real estate portfolio, as described below. During the three months ended May 31, 2014, the Company incurred approximately $226 million in total pre-tax charges related to the CORE program related to employee termination benefits, facilities and manufacturing network simplification costs. Other charges and cash costs may occur as programs are implemented or changes are completed. The total CORE charges incurred to date are approximately $958 million.

The following table sets forth the activity in the Company’s CORE program liability for the three months ended May 31, 2014:

	Employee Termination Benefits	Facilities Costs	Manufacturing Costs	Total
Balance as at March 1, 2014	$13	$53	$26	$92
Charges incurred	68	40	13	121
Cash payments made	(57)	(11)	(37)	(105)
Balance as at May 31, 2014	$24	$82	$2	$108

The CORE program charges incurred in the three months ended May 31, 2014 and June 1, 2013 were as follows:

	Three Months Ended
	May 31, 2014	June 1, 2013
Cost of sales	$12	$—
Research and development	41	10
Selling, marketing and administration (1)	173	16
Total CORE program charges	$226	$26
______________________________
(1) CORE program charges in selling, marketing and administration expense include, among other things, losses incurred related to the write-down to fair value less costs to sell of assets classified as held for sale as well as losses incurred on the sale of real estate, as noted below.
As part of the CORE program, the Company has decided to sell certain redundant assets and discontinue certain operations to drive cost savings and efficiencies in the Company. As a result, certain property, plant and equipment assets have been classified as held for sale on the Company’s consolidated balance sheets as at May 31, 2014, valued at $76 million (March 1, 2014 - $99 million), the lower of carrying value and fair value less costs to sell. Further, the Company has recorded losses of approximately $9 million in the three months ended May 31, 2014 related to the write-down to

9

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

fair value less costs to sell of the assets held for sale, which has been included in the selling, marketing and administration expenses on the Company’s consolidated statements of operations and included in the total CORE program charges presented above. Assets held for sale are expected to be sold within the next twelve months.
The Company has completed various sales of real estate assets in the first quarter of fiscal 2015 as part of the CORE program. In fiscal 2014, the Company announced its plans to strategically divest the majority of its Canadian commercial real estate portfolio, offering properties comprising over 3 million square feet of space through a combination of sale-leaseback and vacant asset sales. Subsequently, the Company announced that it had reached an agreement with Spear Street Capital, LLC to sell the properties for approximately $278 million and lease back a portion of the space for the Company's operations (the “Real Estate Sale”). In the first quarter of fiscal 2015, the Company completed the sale of properties valued at approximately 80% of the total Real Estate Sale and expects to complete the remaining 20% of the sale in the second quarter of fiscal 2015. Once complete, the Real Estate Sale is expected to result in a net loss on disposal of $132 million.  In the first quarter of fiscal 2015, the Company has recorded proceeds of approximately $227 million, incurred a net loss on disposal of approximately $78 million and incurred a loss on the write-down to fair value less costs to sell of approximately $6 million for the remaining properties classified as held for sale. The remainder of the expected net loss was recorded in prior periods when certain of the Real Estate Sale properties were classified as held for sale and were written down to fair value less cost to sell.  As part of the Real Estate Sale, the Company is leasing back office space with lease terms of 2 months to 7 years.
In addition, the Company has completed the sales of additional real estate properties not included in the Real Estate Sale in the first quarter of fiscal 2015 and received proceeds of $60 million. An associated net loss on the disposal of $34 million was recorded in prior periods when the assets were classified as held for sale and written down to fair value less costs to sell.
All losses on disposal or on write-down to fair value less costs to sell have been included in the selling, marketing and administration expenses on the Company’s consolidated statements of operations and included in the total CORE program charges presented above in the first quarter of fiscal 2015 and prior periods.
The carrying amounts of the major classes of assets disposed of in the first quarter of fiscal 2015 were as follows:

Asset Class	Carrying Value
Land	$72
Building, leasehold improvements and other	300
BlackBerry operations and other information technology	1
Manufacturing equipment, research and development equipment and tooling	19
Furniture and fixtures	8
Total	$400
Non-Recurring Fair Value Measurements
The fair values of the Company’s building, leasehold improvements and other assets held for sale were determined using offers and executed purchase and sale agreements. The fair values of the Company’s equipment assets held for sale were determined using bids or letters of intent received from prospective purchasers. Some of these inputs are unobservable.
The following table presents the Company’s assets and liabilities that are measured at fair value on a non-recurring basis:

As at May 31, 2014	Level 1	Level 2	Level 3	Total
Assets held for sale
Buildings, leasehold improvements and other	$—	$69	$—	$69
Manufacturing equipment, research and development equipment and tooling	—	6	1	7
Total assets held for sale	$—	$75	$1	$76

10

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

7.	INCOME TAXES
For the three months ended May 31, 2014, the Company’s net effective income tax recovery rate was approximately 483% compared to a net effective income tax recovery rate of 49% for the three months ended June 1, 2013. The Company’s effective income tax recovery rate reflects the fact that the Company expects an income tax recovery of its cash tax paid in fiscal 2012 due to a loss carryback of its fiscal 2015 anticipated tax loss. That current tax recovery will be limited to fiscal 2012 cash tax paid and not previously recovered. The Company’s income tax recovery rate also reflects the fact that the Company has a significant valuation allowance in place against its deferred tax assets and, in particular, due to this valuation allowance, the significant income statement impact of the Debenture fair value was not tax affected. The Company’s effective income tax recovery rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
The Company’s total unrecognized income tax benefits as at May 31, 2014 was $8 million (March 1, 2014 - $8 million). As at May 31, 2014, all of the unrecognized income tax benefits of $8 million have been netted against deferred income tax assets on the Company’s consolidated balance sheets.
The Company is subject to ongoing examination by tax authorities in the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes and related penalties and interest. While the final resolution of these audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations.

8.	LONG-TERM DEBT
Convertible Debentures
In fiscal 2014, Fairfax Financial Holdings Limited (“Fairfax”) and other institutional investors invested in the Company through a $1.3 billion private placement of Debentures.
Interest on the Debentures is payable quarterly in arrears at a rate of 6% per annum.  The Debentures have a term of seven years maturing on November 13, 2020, and each $1,000 of Debentures is convertible at any time into 100 common shares of the Company for a total of 125 million common shares at a price of $10.00 per share for all Debentures, subject to adjustments.
The Company has the option to redeem the Debentures after November 13, 2016 at specified redemption prices in specified periods.  Covenants associated with the Debentures include limitations on the Company’s total indebtedness.
Under specified events of default, the outstanding principal and any accrued interest on the Debentures become immediately due and payable upon request of one quarter of the Debenture holders. During an event of default the interest rate rises to 10% per annum.
The Debentures are subject to a change of control provision whereby the Company would be required to make an offer to repurchase the Debentures at 115% of par value if a person or group (not affiliated with Fairfax) acquires 35% of the Company’s outstanding common shares, acquires all or substantially all of its assets, or if the Company merges with another entity and the Company’s existing shareholders hold less than 50% of the common shares of the surviving entity.
Due to the possible volatility through the Company’s statement of operations resulting from fluctuation in the fair value of the embedded conversion option as well as the number of other embedded derivatives within the Debentures, the Company has elected to record the Debentures, including the debt itself and all embedded derivatives, at fair value and present the Debentures as a hybrid financial instrument. No portion of the fair value of the Debentures has been recorded as equity, nor would be if each component was freestanding. As of May 31, 2014, the fair value of the Debentures was $1.3 billion. The difference between the fair value of the Debentures and the unpaid principal balance of $1.3 billion is $90 million.  The fair value of the Debentures is measured using Level 2 fair value inputs.
The Company recorded non-cash income associated with the change in the fair value of the Debentures of $287 million in the first quarter of fiscal 2015 (the “Q1 Fiscal 2015 Debentures Fair Value Adjustment”). This income is presented on a separate line in the Company's statement of operations. The fair value adjustment income does not impact the key terms of the Debentures such as the face value, the redemption features or the conversion price.
During the first quarter of fiscal 2015, the Company recorded interest expense related to the Debentures of $19 million, which has been included in investment income (loss) on the Company’s statement of operations. The Company is required to make quarterly interest-only payments of approximately $19 million during the seven years.

11

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

9.	STOCK-BASED COMPENSATION
Stock Option Plan
The Company recorded a charge to income and a credit to paid-in-capital of approximately $1 million for the three months ended May 31, 2014 ($2 million for the three months ended June 1, 2013) in relation to stock-based compensation expense.
A summary of option activity since March 1, 2014 is shown below:

	Options Outstanding
	Number (in 000’s)	Weighted- Average Exercise Price	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (millions)
Balance as at March 1, 2014	3,267	$12.08
Exercises during the period	(319)	7.04
Forfeited/cancelled/expired during the period	(475)	17.16
Balance as at May 31, 2014	2,473	$11.97	3.12	$1
Vested and expected to vest as at May 31, 2014	2,385	$12.14	3.12	$1
Exercisable as at May 31, 2014	824	$21.18	2.69	$—
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on May 31, 2014 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on May 31, 2014. The intrinsic value of stock options exercised during the three months ended May 31, 2014, calculated using the average market price during the quarter, was approximately $1.11 per share.
As at May 31, 2014, there was $7.8 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.21 years. The total fair value of stock options vested during the three months ended May 31, 2014 was $1 million.
Cash received from the stock options exercised for the three months ended May 31, 2014 was $2 million (June 1, 2013 - nil).
Restricted Share Unit Plan
The Company recorded compensation expense with respect to restricted share units (“RSUs”) of approximately $13 million for the three months ended May 31, 2014 ($18 million for the three months ended June 1, 2013).
A summary of RSU activity since March 1, 2014 is shown below:

	RSUs Outstanding
	Number (000’s)	Weighted- Average Grant Date Fair Value	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (millions)
Balance as at March 1, 2014	24,345	$8.15
Granted during the period	1,860	8.08
Vested during the period	(118)	37.10
Forfeited/cancelled during the period	(1,372)	10.07
Balance as at May 31, 2014	24,715	$7.90	2.66	$188
Expected to vest as at May 31, 2014	24,135	$7.88	2.68	$183
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of the Company’s common shares on May 31, 2014) that would have been received by RSU holders if all RSUs had been vested on May 31, 2014.

12

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

As at May 31, 2014, there was $155 million of unrecognized compensation expense related to RSUs that will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 2 years.
During the three months ended May 31, 2014, there were 1,859,817 RSUs granted (June 1, 2013 - 221,149 RSUs were granted), of which 1,425,732 will be settled upon vesting by the issuance of new common shares.

10.	CAPITAL STOCK
The following details the changes in issued and outstanding common shares for the three months ended May 31, 2014:

	Capital Stock and Additional Paid-In Capital		Treasury Stock
	Stock Outstanding (000’s)	Amount	Stock Outstanding (000’s)	Amount
Common shares outstanding as at March 1, 2014	526,552	$2,418	7,660	$(179)
Stock-based compensation	—	14	—	—
Exercise of stock options	319	2	—	—
Common shares issued for RSU settlements	37	—	—	—
Treasury shares released for RSU settlements	—	(2)	(82)	2
Common shares outstanding as at May 31, 2014	526,908	$2,432	7,578	$(177)
The Company had 527 million common shares, 2 million options to purchase common shares, 25 million RSUs and 0.3 million deferred share units outstanding as at June 16, 2014.

11.	EARNINGS (LOSS) PER SHARE
The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three Months Ended
	May 31, 2014	June 1, 2013
Net income (loss) for basic earnings (loss) per share available to common shareholders	$23	$(84)
Less: Debentures fair value adjustment	(287)	—
Add: interest expense on Debentures	19	—
Net loss for diluted loss per share available to common shareholders	$(245)	$(84)

Weighted-average number of shares outstanding (000’s) - basic	526,742	524,160
Effect of dilutive securities (000’s)
Stock-based compensation	6,486	—
Conversion of Debentures (1)	125,000	—
Weighted-average number of shares and assumed conversions (000’s) - diluted	658,228	524,160
Earnings (loss) per share - reported
Basic	$0.04	$(0.16)
Diluted	$(0.37)	$(0.16)
______________________________
(1) The Company has presented the dilutive effect of the Debentures using the if-converted method, assuming conversion at the beginning of the first quarter of fiscal 2015. Accordingly, to calculate diluted loss per share the Company adjusted net income by eliminating the Q1 Fiscal 2015 Debentures Fair Value Adjustment and interest expense incurred on the Debentures in the first quarter of fiscal 2015 and added the number of shares that would have been issued upon conversion to the diluted weighted average number of shares outstanding. Note that the dilutive impact of

13

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

the Debentures using the if-converted method has not been previously presented in the Company's financial statements since the issuance of the Debentures in the third quarter of fiscal 2014 as to do so would have been antidilutive. See Note 8 for details on the Debentures.

12.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The changes in AOCI by component, net of tax, for the three months ended May 31, 2014 were as follows:

	Unrealized Gains (Losses) on Cash Flow Hedges	Unrealized Gains on Available-for-Sale Securities	Total
AOCI as at March 1, 2014	$(9)	$1	$(8)
Other comprehensive income before reclassifications	4	—	4
Amounts reclassified from AOCI into income	5	—	5
Other comprehensive income for the period	9	—	9
AOCI as at May 31, 2014	$—	$1	$1

The effects on net income of amounts reclassified from AOCI into income by component for the three months ended May 31, 2014 were as follows:

Location of loss reclassified from AOCI into income	Gains and Losses on Cash Flow Hedges	Gains and Losses on Available-for-Sale Securities	Total
Selling, marketing and administration	$(1)	$—	$(1)
Research and development	(4)	—	(4)
Cost of sales	(1)	—	(1)
Recovery of income taxes	1	—	1
Total amount reclassified into income, net of tax	$(5)	$—	$(5)

13.	COMMITMENTS AND CONTINGENCIES

(a)	Credit facility and letters of credit
During the quarter, the Company elected to terminate its $525 million asset-backed lending arrangement (the “Facility”) with a syndicate of commercial banks that was available for working capital and general corporate purposes.
A portion of the Facility had been utilized to support letters of credit issued by certain of the Company's major banking partners in support of contractual leasing arrangements. Upon termination of the Facility, the Company became obligated to collateralize these letters of credit in the amount of $69 million. See the discussion of restricted cash in Note 2.

(b)	Contingencies
Litigation
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been, and will likely continue to be, necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time consuming to evaluate and defend, result

14

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors” in the Company’s unaudited Annual Information Form for the fiscal year ended March 1, 2014, which is included in the Company’s Annual Report on Form 40-F, including the risk factors entitled “The Company is subject to general commercial litigation, class action and other litigation claims as part of its operations, and it could suffer significant litigation expenses in defending these claims and could be subject to significant damage awards or other remedies” and “The Company may infringe on the intellectual property rights of others”.
Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
As of May 31, 2014, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made. Further, there are claims outstanding for which the Company has assessed the potential loss as reasonably possible to result, however an estimate of the amount of loss cannot reasonably be made. There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following: in the early stages of a proceeding a claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.
Though they do not meet the test for accrual described above, the Company has included the following summaries of certain of its legal proceedings that it believes may be of interest to its investors.
On October 31, 2008, Mformation Technologies, Inc. (“Mformation”) filed a patent infringement lawsuit against the Company in the U.S. District Court for the Northern District of California. The patents in suit include U.S. Patent Nos. 6,970,917 and 7,343,408. These patents are generally directed to remote device management functionality. A jury trial began on June 19, 2012. On July 13, 2012, the jury found that the Company had infringed the asserted patent claims, awarding damages of $147.2 million. On August 8, 2012, Judge Ware overturned the jury verdict and granted judgment of non-infringement as a matter of law. On September 5, 2012, Mformation filed a motion for a new trial. On September 6, 2012, Mformation filed a notice of appeal to the U.S. Court of Appeals for the Federal Circuit (the “Federal Circuit”). However, the Federal Circuit deactivated the appeal while the motion for new trial was pending. On September 20, 2012, the case was reassigned to Judge Edward M. Chen, in view of Judge Ware’s retirement from the bench. Judge Chen subsequently denied Mformation’s motion for a new trial on November 15, 2012. On December 4, 2012, the court denied Mformation’s motion for relief from costs. The Federal Circuit reactivated the appeal on December 20, 2012 after Mformation filed a new notice of appeal. On January 3, 2013, a new entity, Mformation Software Technologies, Inc. (“MST”), filed a motion to substitute parties, alleging that Mformation had dissolved and that MST had assumed the rights, but not the liabilities, to the litigation. On January 14, 2013, the Company filed an opposition to MST’s motion, combined with a motion to dismiss. On April 8, 2013, MST filed its opening substantive brief. On November 21, 2013, after a limited remand to the District Court, the Federal Circuit denied both MST’s motion to substitute and the Company’s motion to dismiss. On December 23, 2013, the Company filed its responsive substantive brief, and MST filed a reply brief on January 9, 2014. The appellate hearing has been set for July 11, 2014. Proceedings are ongoing.
On April 2, 2012, NXP B.V. (“NXP”) filed a lawsuit against the Company in the U.S. District Court for the Middle District of Florida (Orlando Division). NXP asserted that the Company infringes U.S. Patent Nos. 7,330,455; 6,434,654; 6,501,420; 5,597,668; 5,639,697; and 5,763,955. NXP alleges that its patents are generally directed to certain wireless technologies including 802.11 standards GPS and embedded memory technology, as well as certain methods of manufacture for semiconductor devices. The complaint seeks monetary damages, an injunction, and other relief that the court deems just and proper. The Company filed its Answer on May 30, 2012. Prior to trial, NXP dropped patents 5,597,668; 5,639,697; and 5,763,955. The trial began on March 24, 2014. Following a two-week jury trial, the jury returned a verdict in favor of the Company finding that the Company did not infringe any of the patents in suit and finding that each of the patents is invalid. The Company has filed a motion to recover its fees and costs. NXP has

15

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

moved to overturn the verdict and has indicated its intent to appeal the verdict. Oral arguments on the two inter partes reviews filed by the Company were heard on June 2, 2014.
On September 10, 2013, Cypress Semiconductor Corp. (“Cypress”) filed a lawsuit against the Company in the U.S. District Court for the Northern District of California. Cypress asserted that the Company infringes U.S. Patent Nos. 6,012,103; 6,249,825; and 6,493,770, generally relating to reconfiguration of a peripheral device connected to a host computer. Cypress also asserted that the Company infringes U.S. Patent Nos. 8,004,497; 8,059,015; and 8,519,973, generally relating to capacitive touchscreens. The complaint seeks an injunction, monetary damages, and other relief that the court deems just and proper. On November 4, 2013, the Company filed an answer and counterclaims. The Company asserted that Cypress infringes U.S. Patent Nos. 7,834,586, 7,986,127, and 8,169,187, generally directed to USB charging. The counterclaims seek an injunction, monetary damages, and other relief that the court deems just and proper. On December 2, 2013, Cypress filed an answer to the Company’s counterclaims. Proceedings are ongoing.
On November, 4, 2013, the Company filed a lawsuit against Cypress in the U.S. District Court for the Northern District of Texas. The Company asserted that Cypress infringes U.S. Patent No. 6,034,623, generally directed to a radio modem with radio and telemetry functions, and U.S. Patent No. 6,833,686, generally directed to an adaptive rate battery charging circuit. On January 13, 2014, Cypress filed an answer to the complaint. On January 30, 2014, Cypress filed petitions for inter partes review for both patents in the U.S. Patent and Trademark Office. On February 4, 2014, Cypress filed a motion to stay the lawsuit pending the inter partes reviews. On April 17, 2014, the court denied Cypress’s motion to stay. Proceedings are ongoing.
On January 3, 2014, the Company filed a lawsuit against Typo Products LLC (“Typo”) in the U.S. District Court for the Northern District of California. The Company asserted that Typo infringes U.S. Patent Nos. 7,629,964, and 8,162,552, generally directed to a keyboard for use with a mobile communication device. The Company also asserted that Typo infringed U.S. Design Patent No. D685,775, generally directed to a keyboard design, and trade dress relating to keyboards. The complaint seeks an injunction, monetary damages, and other relief that the court deems just and proper. On January 22, 2014, the Company filed a motion for preliminary injunction to enjoin Typo from infringing U.S. Patent No. 7,629,964 and U.S. Design Patent No. D.685,775. On March 28, 2014, the court granted the Company’s motion for preliminary injunction, which went into effect after the Company’s payment of a $500,000 bond. On May 9, 2014, the court granted the Company’s motion to dismiss. Typo has withdrawn its products from the market pursuant to the injunction, pending resolution of the lawsuit. A claim construction hearing is scheduled for October 31, 2014. Proceedings are ongoing.
Between May and August 2011, several purported class action lawsuits were filed against the Company and certain of its former officers in the U.S. District Court for the Southern District of New York (“SDNY”), two of which were voluntarily dismissed. On January 6, 2012, Judge Richard S. Sullivan consolidated the remaining three actions and appointed both lead plaintiff and counsel. On April 5, 2012, plaintiff filed the Consolidated Amended Class Action Complaint, alleging that during the period from December 16, 2010 through June 16, 2011, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects, and seeking unspecified damages. Defendants brought a motion to dismiss the claim without leave to amend, which was granted on March 29, 2013. On April 25, 2013, plaintiff filed a Notice of Appeal. The appeal was argued on November 7, 2013. On June 19, 2014, the United States Court of Appeals for the Second Circuit affirmed the District Court's dismissal of the claim without leave to amend.
Between October and December 2013, several purported class action lawsuits and one individual lawsuit were filed against the Company and certain of its former officers in various jurisdictions alleging that during the period from September 27, 2012 through September 20, 2013, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects and that certain of the Company’s financial statements contain material misstatements. The individual lawsuit was voluntarily dismissed. The purported class action claims seek unspecified damages. In respect of the U.S. class actions, four motions for the appointment of lead plaintiff were filed. On March 14, 2014, the Judge appointed Mary Dinzik and Todd Cox as lead plaintiffs and consolidated the SDNY proceedings. On May 27, 2014, the Consolidated Amended Class Action Complaint was filed. It alleges violations of securities laws as a result of alleged false and misleading statements and improper revenue recognition, inventory account and supply management accounting. The proposed class period is from March 28, 2013 to September 20, 2013. The Company intends to file a motion to dismiss the complaint. The proceeding is ongoing.
Indirect and other non-income taxes
The Company is subject to ongoing examination of indirect taxes and other non-income taxes by tax authorities in the jurisdictions in which it operates. Management reviews all of the relevant facts for each examination and applies

16

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for indirect and other taxes and related penalties and interest are made based on management’s assessment of the likely outcome. The Company does not provide for examinations for which the outcome is not determinable or for which the amount of potential loss cannot be reasonably estimated.

(c)	Concentrations in certain areas of the Company’s business
The Company attempts to ensure that most components essential to the Company’s business are generally available from multiple sources; however, certain components are currently obtained from limited sources within a competitive market, which subjects the Company to significant supply, availability and pricing risks. Many components are at times subject to industry-wide shortages and significant commodity pricing fluctuations including those that are available from multiple sources. In addition, the Company has entered into various agreements for the supply of components, the manufacturing of its products and agreements that allow the Company to use intellectual property owned by other companies; however, there can be no guarantee that the Company will be able to extend or renew these agreements on similar terms, or at all. Therefore, the Company remains subject to significant risks of supply shortages, intellectual property litigation risk as well as potential price increases that can materially adversely affect its financial condition and operating results.
The Company also uses some custom components that are not common to the rest of the industry, and new products introduced by the Company often utilize custom components available from only one source for a period of time. When a component or product uses new technologies, initial capacity constraints may exist until the suppliers’ yields have matured or manufacturing capacity has increased. If the Company’s supply of components for a new or existing product were delayed or constrained, the Company’s financial condition and operating results could be materially adversely affected. Further, if the Company was not able to find an alternative source for the necessary quantities, the Company’s business and financial performance could also be materially adversely affected. Continued availability of these components at acceptable prices, or at all, may be affected if those suppliers concentrate on the production of common components instead of components customized to meet the Company’s requirements.
Substantially all of the Company’s hardware products are manufactured by outsourcing partners that are located primarily in Europe, Asia or Mexico. A significant concentration of this manufacturing is currently performed by a small number of outsourcing partners. Although the Company works closely with its outsourcing partners on manufacturing schedules, the Company’s operating results could be adversely affected if its outsourcing partners were unable to meet their production commitments.

(d)	Indemnifications
The Company enters into certain agreements that contain indemnification provisions under which the Company could be subject to costs and damages, including in the event of an infringement claim against the Company or an indemnified third party. Such intellectual property infringement indemnification clauses are generally not subject to any dollar limits and remain in effect for the term of the Company’s agreements. To date, the Company has not encountered material costs as a result of such indemnifications.
The Company has entered into indemnification agreements with its current and former directors and current and former executive officers. Under these agreements, the Company agreed, subject to applicable law, to indemnify its current and former directors and current and former executive officers against all costs, charges and expenses reasonably incurred by such individuals in respect of any civil, criminal or administrative action which could arise by reason of their status as directors or officers. The Company maintains liability insurance coverage for the benefit of its current and former directors and current and former executive officers to reduce its exposure to such obligations. The Company has not encountered material costs as a result of such indemnifications in the current year. See the Company’s Management Information Circular for fiscal 2014 for additional information regarding the Company’s indemnification agreements with its directors and current and former executive officers.

14.	SEGMENT DISCLOSURES
The Company is organized and managed as a single reportable operating segment. The Company currently sells an integrated BlackBerry wireless communications platform solution, which includes the sale of BlackBerry handheld devices and the provision of data communication, compression and security infrastructure services, which enable BlackBerry handheld wireless devices to send and receive wireless messages and data. For enterprise customers, the Company currently sells an integrated BlackBerry Enterprise Server software solution that gives corporate and

17

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

government customers the ability to set and enforce specific information technology policies to manage their BlackBerry handheld wireless devices when the data services pass through BlackBerry’s Relay and Provisioning infrastructure.

Revenue, classified by major geographic segments in which the Company’s customers are located, was as follows:

	Three Months Ended
	May 31, 2014		June 1, 2013
North America
Canada	$56	5.8%	$263	8.6%
United States	220	22.8%	498	16.2%
	276	28.6%	761	24.8%
Europe, Middle East and Africa	414	42.9%	1,343	43.7%
Latin America	125	12.9%	449	14.6%
Asia Pacific	151	15.6%	518	16.9%
Total	$966	100.0%	$3,071	100.0%

Revenue, classified by revenue categories, was as follows:

	Three Months Ended
	May 31, 2014	June 1, 2013
Revenue mix
Hardware	$379	$2,181
Service	519	794
Software	54	60
Other	14	36
	$966	$3,071

Property, plant and equipment and intangible assets (including those presented as assets held for sale), classified by geographic segments in which the Company’s assets are located, was as follows:

	As at
	May 31, 2014		March 1, 2014
	Property, plant and equipment and intangible assets	Total assets	Property, plant and equipment and intangible assets	Total assets
Canada	$1,838	$2,073	$2,225	$2,362
United States	232	2,437	275	2,207
United Kingdom	6	282	7	954
Other	58	2,024	68	2,029
	$2,134	$6,816	$2,575	$7,552

18

BLACKBERRY LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MAY 31, 2014
June 19, 2014
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of BlackBerry Limited (the “Company” or “BlackBerry”) for the three months ended May 31, 2014, as well as the Company’s audited consolidated financial statements and accompanying notes, and MD&A, for the fiscal year ended March 1, 2014. The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.
The Company has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A provides information for the three months ended May 31, 2014 and up to and including June 19, 2014.
Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended March 1, 2014 (the “AIF”), which is included in the Company’s Annual Report on Form 40-F for the fiscal year ended March 1, 2014 (the “Annual Report”), can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

•	the Company's expectations regarding maintaining its strong cash position while investing in growth opportunities, and the anticipated opportunities and challenges for the Company in fiscal 2015;

•	the Company's ability to achieve break-even cash flow results by the end of fiscal 2015 and reach profitability in fiscal 2016;

•	the Company’s plans, strategies and objectives, including the anticipated benefits of recently announced strategic initiatives;

•
anticipated demand for and the timing of, new product and service introductions, and the Company’s plans and expectations relating to its existing and new product and service offerings, including BlackBerry Enterprise Service (“BES”) 10, BES 12, BlackBerry 10 smartphones, services related to BlackBerry Messenger (“BBM”) and QNX software products;

•	the ability to achieve further reductions in operating expenditures and maintain the cost savings realized through the Cost Optimization and Resource Efficiency (“CORE”) program;

•	the Company's anticipated levels of decline in service revenue in the second quarter of fiscal 2015;

•	the Company's anticipated income tax recovery rate for the remainder of fiscal 2015;

•	the Company’s expectations with respect to the sufficiency of its financial resources;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	the Company's assumptions and expectations described in the Company's critical accounting estimates and accounting policies.
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements in this MD&A, including in the sections entitled “Overview”, “Overview – Strategic Initiatives and Products and Services Update”, “Overview – CORE and Operational Restructuring”, “Results of Operations – Three months ended May 31, 2014 compared to three months ended June 1, 2013 – Revenue – Revenue by Category – Hardware Revenue”, “Results of Operations – Three months ended May 31, 2014 compared to three

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

months ended June 1, 2013 – Revenue – Revenue by Category – Service Revenue”, “Results of Operations – Three months ended May 31, 2014 compared to three months ended June 1, 2013 – Revenue – Income Taxes” and “Financial Condition – Debenture Financing and Other Funding Sources”. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the “Risk Factors” section of the AIF, which is included in the Annual Report, including:

•
risks related to the Company's ability to implement and to realize the benefits of its strategic initiatives, including a return to its core strengths of enterprise and security, changes to the Devices business, including the partnership with Foxconn Technology Group (“Foxconn”), and the planned transition to an operating unit organizational structure consisting of the Devices business, Enterprise Services, QNX Embedded business and Messaging;

•
risks related to the Company’s ability to maintain its existing relationships with its enterprise customers and the Company's ability to transition its enterprise customers to the BES 10 and BES 12 platform and deploy BlackBerry 10 smartphones, and the risk that current BES 10 test installations may not convert to commercial installations;

•
risks related to the Company’s ability to enhance its current products and services, or develop new products and services in a timely manner or at competitive prices, including risks related to new product introductions and adoption and the relevance of hardware in light of the Company's decreasing market share of the smartphone industry;

•
the risk that uncertainty relating to the Company's previously disclosed announcements concerning the Company's operational restructuring, recent management changes and the Company's workforce reductions, may adversely impact the Company's business, existing and future relationships with business partners and end customers of its products and services, and its ability to attract and retain key employees;

•
risks related to intense competition, rapid change and significant strategic alliances within the Company's industry, including recent and potential future strategic transactions by its competitors or carrier partners, which could continue to weaken the Company's competitive position; and

•	risks related to the Company's ability to adapt to, and realize the anticipated benefit of, its recent management changes.
All of these factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. Any statements that are forward-looking statements are intended to enable the Company’s shareholders to view the anticipated performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given the ongoing transition in the Company's business strategy and the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. These difficulties in forecasting the Company's financial results and performance are magnified at the present time given the uncertainties related to the Company's strategic initiatives, operational restructuring and recent management changes described in this MD&A in the sections “Overview - Strategic Initiatives and Products and Services Update” and “Overview - CORE and Operational Restructuring” and the AIF, which is included in the Annual Report.
The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
Overview
A global leader in mobile communications, the Company revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, the Company aims to inspire the success of its millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, the Company operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company’s common shares are listed on the NASDAQ Global Select Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB) and its unsecured convertible debentures due 2020 (the “Debentures”) are listed on the Toronto Stock Exchange (TSX: BB.DB.U).
With the BlackBerry platform, the Company believes it offers a market-leading mobile communications experience with push-based connectivity, industry-leading security and enterprise manageability, excellent radio performance and differentiated social

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

applications, such as BBM, that provide immediacy, productivity and collaboration. The Company has sought to renew its focus on its core strengths of enterprise and security through the expansion of its product and service offerings in the enterprise space including the introduction of the BES 10 and BES 12 platform. The Company believes that it remains the mobile device management (“MDM”) leader and continues to see confidence from its customers through the increasing market penetration of BES 10, where the Company now has more than 35,000 commercial and test servers installed to date, up from 33,000 in April 2014.
The Company’s latest devices are its BlackBerry 10 smartphone models, including the Z30, Z10, Q10 and Q5, each with Long Term Evolution capability, as well as the Z3 that was recently launched in Indonesia. As at the end of the first quarter of fiscal 2015, the Company has a subscriber base of approximately 50 million.
The Company has experienced a significant decline in revenue and market share due to intense competition and other factors, as discussed below under “Results of Operations – Three months ended May 31, 2014 compared to three months ended June 1, 2013 – Revenue”.
Strategic Initiatives and Products and Services Update
As announced on December 20, 2013, the Company is focusing on three key strategic initiatives: (1) returning to its core strengths of enterprise and security; (2) implementing changes in the Devices business to provide operational flexibility to meet the needs of its customers and to mitigate the financial risk to the Company; and (3) its planned transition to an operating unit organizational structure consisting of the Devices business, Enterprise Services, QNX Embedded business and Messaging. Please see “Strategic Initiatives” in the Company's MD&A for the fiscal year ended March 1, 2014, included in the Company's Annual Report (the “Annual MD&A”).
To date in fiscal 2015, the Company has taken the following steps toward implementing its new strategy:

•
a partnership with Amazon to make approximately 240,000 Android applications available to BlackBerry users through the Amazon Appstore, beginning with the launch of the BlackBerry 10.3 operating system this fall;

•
a three-year agreement with EnStream LP, a mobile payments joint venture owned by Canadian wireless carriers Bell, Rogers and TELUS, to provide a secure platform that supports transaction services between leading banks and consumers;

•
an investment in healthcare information technology leader NantHealth and collaboration on the development of HIPAA and other government privacy certified, integrated clinical systems that facilitate the delivery of medical care;

•
a series of initiatives, referred to as Project Ion, to help businesses easily connect people, devices and machines and derive value from these connections, offering end-to-end solutions for the Internet of Things. The initiatives include a secure public application platform to be powered by QNX technology, the facilitation of an Internet of Things ecosystem and strategic partnerships; and

•	allowing MDM companies to directly manage devices with the BlackBerry 10 operating system, including AirWatch, Citrix and IBM.
The Company continues to enhance its BlackBerry 10 offerings with new value-creating services including advanced security tools and additional enterprise services, new services for the Company’s strong BBM base, the creation of cross-platform offerings and services that leverage BlackBerry’s social media community.
BES
In February 2014, the Company announced the next generation of BES (BES 12) that will unify BES 10 and BES 5 onto one platform. The Company expects BES 12 to enable organizations to develop enterprise-grade applications that are quickly deployed to BlackBerry smartphones and other mobile devices and provide customers with the ability to move securely from on-premise to the cloud effortlessly. No material revenue has yet been recognized from BES 10; however, the Company continues to expect gradual revenue contributions from BES 10 and BES 12 beginning in fiscal 2015 through value-added services targeting enterprises.
Since the beginning of the first quarter of fiscal 2015, the Company has experienced a strong uptake of its previously announced EZ Pass program that enables customers to easily move from BES and other MDM programs to BES 10 or BES 12, with over 2,600 total customer registrations and over 1.2 million licenses issued for BES 10, including more than 10% of total licenses traded in from competitors' MDM platforms.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

BBM
In June 2014, the Company launched the previously announced BBM Protected (part of the eBBM Suite) ahead of schedule, working with BlackBerry smartphones, BES and BES 10 to provide enterprise-class mobile messaging, and expects to expand the services offered to include secure voice and video conferencing as a means of generating revenue.

Users of BBM continue to demonstrate high levels of engagement and the Company continues to focus on expanding its current base of approximately 85 million monthly active users (from approximately 160 million registrations) and expects to grow the number of its monthly active users to approximately 100 million by the end of the calendar year as a result of making BBM available to Windows and Nokia customers. In addition, the Company is targeting revenue of $100 million in fiscal 2016 from BBM services by focusing on enterprise in developed markets and consumers in developing markets from, among other things, eBBM Suite and mobile payments, including BBM Money and opportunities generated by the EnStream agreement referred to above.
BlackBerry Smartphones
As a result of the successful launch of the Z3 in Indonesia in May 2014, the Company intends to launch the Z3 in additional jurisdictions in June and July of 2014, and expects to launch a brand new device, the BlackBerry Passport, a keyboard-based passport-sized smartphone optimized for enterprise productivity applications, in September 2014. In addition, the previously announced BlackBerry Classic is expected to launch in November 2014.
CORE and Operational Restructuring
In fiscal 2013, the Company commenced the CORE program with the objective of streamlining the Company's operations and increasing efficiency. See “CORE and Operational Restructuring” in the Annual MD&A.
As part of the CORE program, the Company announced its plans to strategically divest the majority of its Canadian commercial real estate portfolio, offering properties comprising over 3 million square feet of space through a combination of sale-leaseback and vacant asset sales. Subsequently, the Company announced that it had reached an agreement with Spear Street Capital, LLC to sell the properties for approximately $278 million and lease back a portion of the space for the Company's operations (the “Real Estate Sale”). In the first quarter of fiscal 2015, the Company completed the sale of properties valued at approximately 80% of the total Real Estate Sale and expects to complete the remaining 20% of the sale in the second quarter of fiscal 2015. In addition, the Company has completed the sales of additional real estate properties not included in the Real Estate Sale in the first quarter of fiscal 2015 and received proceeds of $60 million. See Note 6 to the Consolidated Financial Statements.
In the first quarter of fiscal 2015, certain property, plant and equipment assets have been classified as held for sale on the Company’s consolidated balance sheets and are expected to be sold within the next twelve months, including the remaining Real Estate Sale assets.
In addition to the sale of real estate noted above, the Company continued to implement the planned headcount reductions and incurred approximately $226 million in pre-tax charges related to the CORE program. CORE program charges incurred in the first quarter of fiscal 2015 exceeded the Company's previous expectations of approximately $100 million communicated in the fourth quarter of fiscal 2014 as a result of certain non-cash charges including the accrual of remaining lease payments for closed facilities and additional losses on the disposal or write-down to fair value less costs to sell of redundant assets.
The CORE program has been substantially completed; however, the Company expects to continue to incur additional restructuring costs during the remainder of fiscal 2015. As previously disclosed, the Company achieved its target and reduced operating expenditures by approximately 51% compared to the first quarter of fiscal 2014. The Company will continue to seek opportunities to reduce operating expenditures while looking for opportunities to prudently invest in growth.
Debentures Fair Value Adjustment
As previously disclosed, the Company elected the fair value option to account for the Debentures, therefore periodic revaluation is required under U.S. GAAP.  The valuation is influenced by a number of embedded features within the Debentures, such as the Company’s put option on the debt and the investors' conversion option, among others.  The primary factors that influence the fair value adjustment are the Company’s share price as well as associated volatility in such share price.  The fair value adjustment charge does not impact the key terms of the Debentures such as the face value, the redemption features or the conversion price. In the first quarter of fiscal 2015, the Company recorded non-cash income associated with the change in the fair value of the Debentures of approximately $287 million (pre-tax and after tax), (the “Q1 Fiscal 2015 Debentures Fair Value Adjustment”).

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Venezuela Collection Agreement
Beginning in the first quarter of fiscal 2014, the Company ceased recognizing revenues related to service access fees charged to customers in Venezuela due to that country's political and economic condition as well as its foreign currency restrictions. During the first quarter of fiscal 2015, the Company reached an agreement with its carrier partners in Venezuela to address the Company's inability to timely collect past service revenue charged in U.S. dollars and to address revenue for future services (the “Venezuela Collection Agreement”). As a result of the Venezuela Collection Agreement, the Company received $120 million during the first quarter of fiscal 2015 and will receive an additional $4 million in the second quarter of fiscal 2015. $30 million of the cash collected has been recognized as service revenue in the first quarter of fiscal 2015, with the remainder representing payment of previously recognized service revenues and the pre-payment of service access fees for services to be provided up to the end of the 2015 calendar year.
Non-GAAP Financial Measures
The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, and information contained in this MD&A is presented on that basis. On June 19, 2014, the Company announced financial results for the first quarter of fiscal 2015, which included certain non-GAAP financial measures, including adjusted gross margin, adjusted gross margin percentage, adjusted loss before income taxes, adjusted net loss and adjusted loss per share that excluded the Q1 Fiscal 2015 Debentures Fair Value Adjustment of $287 million ($287 million after tax) and $226 million pre-tax ($204 million after tax) of CORE program charges incurred in the first quarter of fiscal 2015 (the “Q1 Fiscal 2015 Non-GAAP Adjustments”), as presented in the table below. The Company believes that presenting non-GAAP financial measures that exclude the impact of those items enables it and its shareholders to better assess the Company’s operating performance relative to its consolidated financial results in prior and future periods and improves the comparability of the information presented. Readers are cautioned that adjusted gross margin, adjusted gross margin percentage, adjusted loss before income taxes, adjusted net loss, adjusted loss per share and similar measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other companies. These non-GAAP financial measures should be considered in the context of the U.S. GAAP results, which are described in this MD&A. A reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP measures was included in the Company’s press release, dated June 19, 2014, and is reflected in the table below.

		For the Three Months Ended May 31, 2014 (in millions)
	Income statement location	Gross margin (before taxes)	Gross margin % (before taxes)	Loss before income taxes	Net income (loss)	Earnings (loss) per share
As reported		$451	47%	$(6)	$23	$0.04
Debentures Fair Value Adjustment (1)	Debentures fair value adjustment	—	—%	(287)	(287)
CORE Program Charges (2)	Cost of sales	12	1%	12	11
CORE Program Charges(2)	Research and development	—	—%	41	37
CORE Program Charges(2)	Selling, marketing and administration	—	—%	173	156
Adjusted		$463	48%	$(67)	$(60)	$(0.11)
(1) See “Overview - Debentures Fair Value Adjustment”.
(2) See “Overview - CORE and Operational Restructuring”.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Similarly, on June 28, 2013, the Company announced financial results for the first quarter of fiscal 2014, which included certain non-GAAP financial measures, such as adjusted loss from continuing operations before taxes and adjusted loss from continuing operations that excluded the $26 million pre-tax ($17 million after tax) of CORE program charges incurred in the first quarter of fiscal 2014 (the “Q1 Fiscal 2014 Non-GAAP Adjustments”), included in the table below.

		For the Three Months Ended June 1, 2013 (in millions)
	Income statement location	Loss from continuing operations (before taxes)	Loss from continuing operations
As reported		$(164)	(84)
CORE Program Charges	Research and development	10	7
CORE Program Charges	Selling, marketing and administration	16	10
Adjusted		$(138)	(67)

Accounting Policies and Critical Accounting Estimates
There have been no changes to the Company’s accounting policies or critical accounting estimates from those described under “Accounting Policies and Critical Accounting Estimates” in the Annual MD&A.
Recently Issued Accounting Pronouncements
In April 2014, the Financial Accounting Standards Board (the “FASB”) issued a new accounting standards update on the topic of reporting discontinued operations and disclosures of disposals of components of an entity. The amendments change the requirements for reporting discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity's operations and financial results. The amendments also require expanded disclosures for discontinued operations and certain other disposals that do not qualify for discontinued operations. The amendments are effective for all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014 and interim periods within those years, with early adoption permitted. The Company will adopt this guidance in the first quarter of fiscal 2016 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In May 2014, the FASB issued a new accounting standard on the topic of revenue contracts, which replaces the existing revenue recognition standard. The new standard amends the number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized. For public entities, the new standard is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company will adopt this guidance in the first quarter of fiscal 2018 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In June 2014, the FASB issued a new accounting standards update on the topic of repurchase-to-maturity transactions, repurchase financings and disclosures. The amendments change the accounting for repurchase-to-maturity transactions and linked repurchase financings to secured borrowing accounting. The amendments require an entity to disclose information on transfers accounted for as sales in transactions that are economically similar to repurchase agreements and provides increased transparency about the types of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings. The amendments are effective for public entities for the first interim or annual period beginning after December 15, 2014. Early adoption for a public entity is prohibited. The Company will adopt this guidance in the first quarter of fiscal 2016 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In June 2014, the FASB issued a new accounting standards update on the topic of stock compensation. The amendments in this update require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amendments in this update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2017 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary Results of Operations
Three months ended May 31, 2014 compared to three months ended June 1, 2013
The following table sets forth certain consolidated statement of operations data as at May 31, 2014 and June 1, 2013.

	For the Three Months Ended (in millions, except for share and per share amounts)
	May 31, 2014		June 1, 2013		Change fiscal 2015/2014
Revenue	$966	100%	$3,071	100%	$(2,105)
Gross margin(1)	451	47%	1,042	34%	(591)
Operating expenses(1)(2)	431	45%	1,211	40%	(780)
Loss before income taxes	(6)	(1%)	(164)	(6%)	158
Recovery of income taxes	(29)	(3%)	(80)	(3%)	51
Net income (loss)	$23	2%	$(84)	(3%)	$107

Earnings (loss) per share - reported
Basic	$0.04		$(0.16)		$0.20
Diluted (3)	$(0.37)		$(0.16)		$(0.21)

Weighted-average number of shares outstanding (000’s)
Basic	526,742		524,160
Diluted (3)	658,228		524,160

(1)	See “Non-GAAP Financial Measures” for the impact of the Q1 Fiscal 2015 Non-GAAP Adjustments on gross margin and operating expenses in fiscal 2015.

(2)	See “Non-GAAP Financial Measures” for the impact of the Q1 Fiscal 2014 Non-GAAP Adjustments on operating expenses in fiscal 2014.

(3)
Diluted loss per share on a GAAP basis for the first quarter of fiscal 2015 includes the dilutive effect of the Debentures using the if-converted method, assuming conversion at the beginning of the fiscal quarter. See Note 11 to the Consolidated Financial Statements for the Company's calculation of diluted loss per share.

Financial Highlights
The Company has approximately $3.1 billion in cash, cash equivalents and investments as of May 31, 2014, including proceeds of approximately $397 million from the Company's 2014 Canadian income tax refund, as well as approximately $287 million from the sale of real estate. In the first quarter of fiscal 2015, the Company recognized revenues of $966 million and net income of $23 million, or $0.04 basic earnings per share and $0.37 diluted loss per share on a GAAP basis. Net income reflects non-cash income associated with the change in the fair value of the Debentures of $287 million and pre-tax restructuring charges of $226 million related to the CORE program recorded in the first quarter of fiscal 2015. See “Overview – CORE and Operational Restructuring”, “Overview – Debentures Fair Value Adjustment”, “Non-GAAP Financial Measures” and “Financial Condition - Debenture Financing and Other Funding Sources” in this MD&A.
The Company anticipates maintaining its strong cash position, while increasingly looking for opportunities to prudently invest in growth. The Company is targeting break-even cash flow results by the end of fiscal 2015 and profitability sometime in fiscal 2016.

Results of Operations
Three months ended May 31, 2014 compared to three months ended June 1, 2013
Revenue
Revenue from operations for the first quarter of fiscal 2015 was $966 million, a decrease of approximately $2.1 billion, or 68.5%, from $3.1 billion in the first quarter of fiscal 2014.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparative breakdowns of the significant revenue categories and geographic regions are set forth in the following table:

	For the Three Months Ended (in millions)
	May 31, 2014		June 1, 2013		Change fiscal 2015/2014
BlackBerry handheld devices recognized	1.6		6.8		(5.2)	(76.5%)

Revenue
Hardware	$379	39.2%	$2,181	71.0%	$(1,802)	(82.6)%
Service	519	53.7%	794	25.9%	(275)	(34.6)%
Software	54	5.6%	60	1.9%	(6)	(10.0)%
Other	14	1.5%	36	1.2%	(22)	(61.1)%
	$966	100.0%	$3,071	100.0%	$(2,105)	(68.5)%
Revenue by Geography
North America	$276	28.6%	$761	24.8%	$(485)	(63.7)%
Europe, Middle East and Africa	414	42.9%	1,343	43.7%	(929)	(69.2)%
Latin America	125	12.9%	449	14.6%	(324)	(72.2)%
Asia Pacific	151	15.6%	518	16.9%	(367)	(70.8)%
	$966	100.0%	$3,071	100.0%	$(2,105)	(68.5)%
Revenue by Category
Hardware Revenue
Hardware revenue was $379 million, or 39.2% of consolidated revenue, in the first quarter of fiscal 2015 compared to $2.2 billion, or 71.0% of consolidated revenue, in the first quarter of fiscal 2014, representing a decrease of $1.8 billion or 82.6%. The Company recognized revenue related to approximately 1.6 million BlackBerry handheld devices in the first quarter of fiscal 2015, reflecting a decrease of approximately 5.2 million devices, or 76.5%, compared to approximately 6.8 million BlackBerry handheld devices in the first quarter of fiscal 2014. Approximately 65% of the devices recognized in the first quarter of fiscal 2015 were BlackBerry 10 devices. The Company believes that the significant decrease in hardware revenue over the prior fiscal year was primarily attributable to decreased demand and lower sell-through for the Company's devices, due to the maturing smartphone market and very intense competition, as well as a reduction in the average selling prices of its devices. The Company also believes that previously disclosed announcements concerning the Company's operational restructuring, recent management changes and the Company's workforce reductions, may have continued to have a negative impact on demand for the Company's products in the first quarter of fiscal 2015.
Significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances. When the Company cannot reasonably estimate the amount of the potential sell-through programs that may be offered on certain BlackBerry devices in future periods, associated revenues are recognized when the devices sell through to end customers. During the first quarter of fiscal 2015, certain sales of BlackBerry 10 and BlackBerry 7 devices were recognized in revenue when they were sold into the channel, with the majority of sales recognized when the devices sold through to end customers.
During the first quarter of fiscal 2015, approximately 2.6 million BlackBerry smartphones were sold through to end customers, which included shipments made and recognized prior to the first quarter of fiscal 2015 and which reduced the Company's inventory in channel. The number of BlackBerry smartphones that were sold through to end customers was 6.7 million in the first quarter of fiscal 2014.
The Company expects to experience challenges in maintaining or growing hardware revenues as it continues to drive sales of its current product portfolio into the market until the launch of its new devices, such as the BlackBerry Passport and BlackBerry Classic, expected in the third quarter of fiscal 2015.
Service Revenue
Service revenue decreased by $275 million, or 34.6%, to $519 million, or 53.7% of consolidated revenue, in the first quarter of fiscal 2015, compared to $794 million, or 25.9% of consolidated revenue, in the first quarter of fiscal 2014. Service revenue in the first quarter of fiscal 2015 included approximately $30 million of cash payments received as part of the Venezuela

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Collection Agreement relating to previously deferred service revenue from carriers in Venezuela. See “Overview - Venezuela Collection Agreement” in this MD&A.
The decrease in service revenue is primarily attributable to a lower number of BlackBerry users and lower revenue from those users compared to the first quarter of fiscal 2014 and also reflects the deferral of all service access fees charged to customers in Argentina in the first quarter of fiscal 2015 (the “Q1 Fiscal 2015 Argentina Service Revenue Deferral”), described below.
The year-over-year decrease also resulted from a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans, as well as pricing reduction programs implemented by the Company to maintain its customer base. The number of BlackBerry customers continued to decline in the first quarter of fiscal 2015, to approximately 50 million. As previously disclosed, as BlackBerry 10 products use the Company's network infrastructure in a different manner than BlackBerry 7 and previous versions, certain elements of the Company's current revenue model have changed. Users of Blackberry 10 devices that require enhanced services, including advanced security, mobile device management and other services, continue to generate monthly service revenue. Other BlackBerry 10 users who do not utilize such services, do not generate service revenue. Service revenue continues to be generated by current and future users of BlackBerry 7 devices.
Foreign currency restrictions in Argentina have led to the deterioration of collections from carriers to whom the Company provides services in that country. As a result, the Company recorded the Q1 Fiscal 2015 Argentina Service Revenue Deferral of approximately $29 million in the first quarter of fiscal 2015.
In the fourth quarter of fiscal 2014, the Company stated its expectations that service revenue would decline in the first quarter of fiscal 2015 by a percentage consistent with the decline experienced in the fourth quarter of fiscal 2014, which was approximately 13%. Excluding service revenues recognized related to carriers in Venezuela, service revenues for the first quarter of fiscal 2015 decreased by approximately 11% compared to the fourth quarter of fiscal 2014, representing a lower decline than expected. The Company expects service revenue to decline in the second quarter of fiscal 2015 by a percentage consistent with the decline experienced in the first quarter of fiscal 2015.
Software Revenue
Software revenue, which includes fees from licensed BES software, client access licenses, technical support, maintenance and upgrades and QNX software licensing revenues, decreased by $6 million, or 10.0%, to $54 million, or 5.6% of consolidated revenue, in the first quarter of fiscal 2015, compared to $60 million, or 1.9% of consolidated revenue, in the first quarter of fiscal 2014. The decrease was primarily attributable to a decrease in technical support and client access license revenues, partially offset by an increase in revenue from QNX.
Other Revenue
Other revenue, which includes non-warranty repairs, accessories, licensing revenues and gains and losses on revenue hedging instruments, decreased by $22 million, or 61.1%, to $14 million, or 1.5% of consolidated revenue, in the first quarter of fiscal 2015 compared to $36 million, or 1.2% in the first quarter of fiscal 2014. The decrease was primarily attributable to decreases in non-warranty repair revenues and accessories revenue.
Revenue by Geography
North America Revenues
Revenues in North America were $276 million, or 28.6% of consolidated revenue, in the first quarter of fiscal 2015, reflecting a decrease of $485 million compared to $761 million, or 24.8% of consolidated revenue, in the first quarter of fiscal 2014. The decrease in North American revenue is primarily attributable to a decrease in revenue from the United States, as discussed below. Sales in the United States represented approximately 22.8% of total consolidated revenue in the first quarter of fiscal 2015, compared to 16.2% of total consolidated revenue in the first quarter of fiscal 2014 and sales in Canada represented approximately 5.8% of consolidated revenue in the first quarter of fiscal 2015, compared to 8.6% of consolidated revenue in the first quarter of fiscal 2014.
Revenues in the United States have continued to decline due to the intense competition faced by the Company in this market, consumer preferences for devices with access to the broadest number of applications, such as those available in the iOS and Android environments, and the other factors described above. Sales in the United States have also been impacted by the significant number of new Android-based competitors that have entered the market.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Europe, Middle East and Africa Revenues
Revenues in Europe, Middle East and Africa were $414 million or 42.9% of consolidated revenue in the first quarter of fiscal 2015, reflecting a decrease of $929 million compared to $1.3 billion or 43.7% of consolidated revenue in the first quarter of fiscal 2014. The Company believes that the decrease in revenues is due to its aging BlackBerry 7 product portfolio, the lack of a lower cost BlackBerry 10 product offering, a change in customer preferences for devices with access to the broadest number of applications and intense competition in this market. To address this decline in sales, the Company plans to launch the Z3, a lower cost BlackBerry 10 device, in certain countries in this region in the second quarter of fiscal 2015.
In the first quarter of fiscal 2015, the Company continued to launch BlackBerry smartphones in certain countries in this region, including the Z10 in South Africa and the 9720 in Mauritius.
Some of the larger markets comprising this region include the United Kingdom, South Africa and Saudi Arabia.
Latin America Revenues
Revenues in Latin America were $125 million or 12.9% of consolidated revenue in the first quarter of fiscal 2015, reflecting a decrease of $324 million compared to $449 million or 14.6% of consolidated revenue in the first quarter of fiscal 2014. The Company believes that the decrease in revenues is due to the same factors discussed above related to the decrease in Europe, Middle East and Africa revenues. The decrease is also attributable to the Venezuela and Argentina currency restrictions noted above.
Some of the larger markets comprising this region include Venezuela, Colombia and Mexico.
Asia Pacific Revenues
Revenues in Asia Pacific were $151 million or 15.6% of consolidated revenue in the first quarter of fiscal 2015, reflecting a decrease of $367 million compared to $518 million or 16.9% of consolidated revenue in the first quarter of fiscal 2014, which was primarily attributable to a decrease in BlackBerry handheld devices recognized due to decreased demand and lower sell-through for the Company's devices. The Company believes that the decrease in revenues is due to the same factors discussed above related to the decrease in Europe, Middle East and Africa and Latin America revenues. To address this decline in sales, late in the first quarter of fiscal 2015, the Company launched its latest BlackBerry 10 smartphone, the lower cost Z3, in Indonesia as the first device released under the Company's partnership with Foxconn. Further, the Company plans to expand the launch of the Z3 into other countries in this region in the second quarter of fiscal 2015.
Some of the larger markets comprising this region include Indonesia, India and Malaysia.
Gross Margin
Consolidated gross margin decreased by $591 million to $451 million, or 46.7% of consolidated revenue, in the first quarter of fiscal 2015, compared to $1.0 billion, or 33.9% of consolidated revenue, in the first quarter of fiscal 2014. Excluding the relevant Q1 Fiscal 2015 Non-GAAP Adjustments, gross margin decreased by $579 million.
The $579 million decrease in consolidated gross margin was primarily attributable to a decrease in the number of devices for which revenue was recognized due to decreased demand and lower sell-through for the Company's devices, as noted above. The decrease was also attributable to a decrease in the average selling prices of devices recognized as a result of pricing reductions implemented in order to drive sell-through as well as a reduction in service revenue compared to the first quarter of fiscal 2014. Generally, service revenues earn higher gross margins than sales of handheld devices and hardware revenues have lower gross margins than the Company’s consolidated gross margin.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expense for the quarter ended May 31, 2014, compared to the quarter ended March 1, 2014 and the quarter ended June 1, 2013. The Company believes it is meaningful to also provide a comparison between the first quarter of fiscal 2015 and the fourth quarter of fiscal 2014 given that the Company’s quarterly operating results vary substantially.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

	For the Three Months Ended (in millions)
	May 31, 2014		March 1, 2014		June 1, 2013
		% of Revenue		% of Revenue		% of Revenue
Revenue	$966		$976		$3,071
Operating expenses
Research and development (1)(2)(3)	$237	24.5%	$246	25.2%	$358	11.7%
Selling, marketing and administration (1)(2)(3)	400	41.4%	355	36.4%	673	21.9%
Amortization	81	8.4%	107	11.0%	180	5.9%
Debentures fair value adjustment (1)(3)	(287)	(29.7)%	382	39.1%	—	—%
Total	$431	44.6%	$1,090	111.7%	$1,211	39.5%
_________________

(1)	See “Non-GAAP Financial Measures” for the impact of the Q1 Fiscal 2015 Non-GAAP Adjustments on operating expenditures in fiscal 2015.

(2)	See “Non-GAAP Financial Measures” for the impact of the Q1 Fiscal 2014 Non-GAAP Adjustments on operating expenditures in fiscal 2014.

(3)	In the fourth quarter of fiscal 2014, the Company recorded a Debentures fair value adjustment charge of approximately $382 million, as well as CORE program charges of approximately $21 million and $110 million in research and development and selling, marketing and administration expenses, respectively (the “Q4 Fiscal 2014 Non-GAAP Adjustments”).

Operating expenses decreased by $659 million, or 60.5%, to $431 million, or 44.6% of revenue, in the first quarter of fiscal 2015, compared to $1.1 billion, or 111.7% of revenue, in the fourth quarter of fiscal 2014. Excluding the impact of the relevant Q1 Fiscal 2015 Non-GAAP Adjustments and Q4 Fiscal 2014 Non-GAAP Adjustments, operating expenses decreased by $73 million. The decrease was primarily attributable to decreases in marketing and advertising costs, amortization expense and application development costs in the first quarter of fiscal 2015.
Operating expenses decreased by $780 million, or 64.4%, to $431 million or 44.6% of consolidated revenue in the first quarter of fiscal 2015, compared to $1.2 billion or 39.5% of consolidated revenue in the first quarter of fiscal 2014. Excluding the impact of the relevant Q1 Fiscal 2015 Non-GAAP Adjustments and Q1 Fiscal 2014 Non-GAAP Adjustments, operating expenses decreased by $681 million. This decrease was primarily attributable to decreases in marketing and advertising costs as well as salaries and benefits due to a reduction in headcount related to the CORE program. Further, amortization expense decreased due to the lower cost base of long-lived assets (“LLA”) as a result of the LLA impairment charge recorded in the third quarter of fiscal 2014.

Research and Development Expenses
Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building infrastructure costs and other employee costs.
Research and development expenses decreased by $9 million, or 3.7%, to $237 million in the first quarter of fiscal 2015, compared to $246 million in the fourth quarter of fiscal 2014. Excluding the impact of the relevant Q1 Fiscal 2015 Non-GAAP Adjustments and Q4 Fiscal 2014 Non-GAAP Adjustments, research and development expenses decreased by $29 million. The decrease was primarily driven by a reduction in application development and device testing costs and CORE related savings in salaries and benefits due to a reduction in headcount. Research and development related headcount decreased by approximately 12% compared to the fourth quarter of fiscal 2014.
Research and development expenses decreased by $121 million, or 33.8%, to $237 million in the first quarter of fiscal 2015, compared to $358 million in the first quarter of fiscal 2014. Excluding the impact of the relevant Q1 Fiscal 2015 Non-GAAP Adjustments and Q1 Fiscal 2014 Non-GAAP Adjustments, research and development expenses decreased by $152 million. The decrease was primarily attributable to CORE program-related savings in salaries and benefits due to a reduction in headcount and reductions in outsourcing costs and device testing costs. Research and development-related headcount decreased by approximately 36% compared to the first quarter of fiscal 2014.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses increased by $45 million, or 12.7%, to $400 million in the first quarter of fiscal 2015 compared to $355 million for the fourth quarter of fiscal 2014. Excluding the impact of the relevant Q1 Fiscal 2015 Non-GAAP Adjustments and Q4 Fiscal 2014 Non-GAAP Adjustments, selling, marketing and administration expenses decreased by $18 million. The decrease was primarily attributable to decreases in marketing and advertising expenses and salaries and benefits due to a reduction in headcount related to the CORE program as compared to the fourth quarter of fiscal 2014. Selling, marketing and administration related headcount decreased by approximately 10%, compared to the fourth quarter of fiscal 2014.
Selling, marketing and administration expenses decreased by $273 million, or 40.6%, to $400 million in the first quarter of fiscal 2015 compared to $673 million in the first quarter of fiscal 2014. Excluding the impact of the relevant Q1 Fiscal 2015 Non-GAAP Adjustments and Q1 Fiscal 2014 Non-GAAP Adjustments, selling, marketing and administration expenses decreased by $430 million. The decrease was primarily attributable to decreases in marketing and advertising expenses and salaries and benefits due to a reduction in headcount related to the CORE program as compared to the first quarter of fiscal 2014. Selling, marketing and administration related headcount decreased by approximately 42%, compared to the first quarter of fiscal 2014.

Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the first quarter of fiscal 2015 compared to the first quarter of fiscal 2014. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Three Months Ended (in millions)
	Included in amortization			Included in cost of sales
	May 31, 2014	June 1, 2013	Change	May 31, 2014	June 1, 2013	Change
Property, plant and equipment	$33	$102	$(69)	$27	$68	$(41)
Intangible assets	48	78	(30)	83	151	(68)
Total	$81	$180	$(99)	$110	$219	$(109)
Amortization
Amortization expense relating to certain property, plant and equipment and intangible assets decreased by $99 million to $81 million for the first quarter of fiscal 2015, compared to $180 million for the first quarter of fiscal 2014. The decrease in amortization expense reflects the lower cost base of assets as a result of the Real Estate Sale and reduced spending on capital and intangible assets, partially offset by certain property, plant and equipment and intangible asset additions in the first quarter of fiscal 2015.
Cost of sales
Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations decreased by $109 million to $110 million for the first quarter of fiscal 2015, compared to $219 million for the first quarter of fiscal 2014. This decrease primarily reflects the lower cost base of LLA as a result of the LLA impairment charge recorded in the third quarter of fiscal 2014 as well as the impact of amortizing intangible assets over lower shipment volumes.
Investment Income
Investment income decreased by $31 million to a loss of $26 million in the first quarter of fiscal 2015 from income of $5 million in the first quarter of fiscal 2014. The decrease in investment income is primarily attributable to recognition of the Company's portion of losses in its equity-based investments and interest accrued on the Debentures. See “Financial Condition - Liquidity and Capital Resources” below.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes
For the first quarter of fiscal 2015, the Company’s income tax recovery was $29 million, resulting in an effective income tax recovery rate of approximately 483%, compared to an income tax recovery of $80 million and an effective income tax recovery rate of approximately 49% for the same period in the prior fiscal year. The Company’s effective income tax recovery rate reflects the fact that the Company expects an income tax recovery of its cash tax paid in fiscal 2012 due to an anticipated loss carryback of its fiscal 2015 anticipated tax loss. That current tax recovery will be limited to fiscal 2012 cash tax paid and not previously recovered. The Company’s income tax recovery rate also reflects the fact that the Company has a significant valuation allowance in place against its deferred tax assets and, in particular, due to this valuation allowance, the significant income statement impact of the Debenture fair value was not tax effected. The Company’s effective income tax recovery rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
The Company expects the quarterly income tax recovery rate to be approximately 10% for the remainder of fiscal 2015 as the Company anticipates utilizing all of the available loss carry back amounts during fiscal 2015.
Net Income (Loss)
The Company’s net income for the first quarter of fiscal 2015 was $23 million, or $0.04 basic earnings per share and $0.37 diluted loss per share on a GAAP basis, reflecting an increase of $107 million compared to net loss of $84 million, or $0.16 per share (basic and diluted), in the first quarter of fiscal 2014. Excluding the impact of the relevant Q1 Fiscal 2015 Non-GAAP Adjustments and Q1 Fiscal 2014 Non-GAAP Adjustments, the Company's net loss was $60 million reflecting a decrease in net loss of $7 million due to a reduction in operating expenditures, which was partially offset by decreases in the Company’s gross margin and the recovery of income taxes.
Common Shares Outstanding
On June 16, 2014, there were 527 million common shares, options to purchase 2 million common shares, 25 million restricted share units and 0.3 million deferred share units outstanding.
The Company has not paid any cash dividends during the last three fiscal years.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Selected Quarterly Financial Data
The following table sets forth the Company’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended May 31, 2014. The information in the table below has been derived from the Company’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. The Company’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	(in millions, except per share data)
	Fiscal Year 2015	Fiscal Year 2014				Fiscal Year 2013
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Revenue	$966	$976	$1,193	$1,573	$3,071	$2,678	$2,727	$2,861
Gross margin	451	553	(1,264)	(374)	1,042	1,075	830	744
Operating expenses	431	1,090	3,761	1,058	1,211	1,087	1,060	1,102
Loss from continuing operations, before income taxes	(6)	(557)	(5,025)	(1,438)	(164)	(18)	(212)	(358)
Recovery of income taxes	(29)	(134)	(624)	(473)	(80)	(112)	(226)	(129)
Income (loss) from continuing operations	23	(423)	(4,401)	(965)	(84)	94	14	(229)
Income (loss) from discontinued operations, net of tax	—	—	—	—	—	4	(5)	(6)
Net income (loss)	$23	$(423)	$(4,401)	$(965)	$(84)	$98	$9	$(235)
Earnings (loss) per share
Basic earnings (loss) per share from continuing operations	$0.04	$(0.80)	$(8.37)	$(1.84)	$(0.16)	$0.18	$0.03	$(0.44)
Basic earnings (loss) per share from discontinued operations	—	—	—	—	—	0.01	(0.01)	(0.01)
Total basic earnings (loss) per share	$0.04	$(0.80)	$(8.37)	$(1.84)	$(0.16)	$0.19	$0.02	$(0.45)
Diluted earnings (loss) per share from continuing operations	$(0.37)	$(0.80)	$(8.37)	$(1.84)	$(0.16)	$0.18	$0.03	$(0.44)
Diluted earnings (loss) per share from discontinued operations	—	—	—	—	—	0.01	(0.01)	(0.01)
Total diluted earnings (loss) per share	$(0.37)	$(0.80)	$(8.37)	$(1.84)	$(0.16)	$0.19	$0.02	$(0.45)

Financial Condition
Liquidity and Capital Resources
Cash, cash equivalents, and investments increased by $429 million to $3.1 billion as at May 31, 2014 from $2.7 billion as at March 1, 2014, primarily as a result of the receipt of the Company's fiscal 2014 Canadian income tax refund, proceeds from the Real Estate Sale and net changes in working capital, which were partially offset by cash used in investing activities. Substantially all of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at May 31, 2014.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

A comparative summary of cash, cash equivalents, and investments is set out below:

	As at (in millions)
	May 31, 2014	March 1, 2014	Change
Cash and cash equivalents	$1,710	$1,579	$131
Restricted cash	69	—	69
Short-term investments	975	950	25
Long-term investments	333	129	204
Cash, cash equivalents, and investments	$3,087	$2,658	$429
The table below summarizes the current assets, current liabilities, and working capital of the Company as at May 31, 2014 and March 1, 2014:

	As at (in millions)
	May 31, 2014	March 1, 2014	Change
Current assets	$4,356	$4,947	$(591)
Current liabilities	1,771	2,268	(497)
Working capital	$2,585	$2,679	$(94)

Current Assets
The decrease in current assets of $591 million at the end of the first quarter of fiscal 2015 from the end of the fourth quarter of fiscal 2014 was primarily due to decreases in income tax receivable of $298 million, accounts receivable of $227 million and inventories of $137 million, which was partially offset by an increase in cash and cash equivalents of $131 million.
At May 31, 2014, income tax receivable was $75 million, a decrease of $298 million from March 1, 2014. The decrease in income tax receivable was due to the receipt of the Company's 2014 Canadian income tax refund of $397 million, partially offset by the current income tax recovery recorded.
At May 31, 2014, accounts receivable was $745 million, a decrease of $227 million from March 1, 2014. The decrease reflects the lower revenues recognized in the first quarter of fiscal 2015 as well as a decrease in days sales outstanding to 70.2 days in the first quarter of fiscal 2015 from 111.2 days at the end of the fourth quarter of fiscal 2014. Further, the decrease in accounts receivable and days sales outstanding was impacted by cash collected in relation to the Venezuela Collection Agreement.
At May 31, 2014, inventories decreased by $137 million to $107 million as at May 31, 2014 compared to $244 million as at March 1, 2014, due to devices shipped in the first quarter of fiscal 2015.

As of May 31, 2014, the Company has accounts receivables outstanding related to service access fees provided to wireless service providers in Argentina. See “Results of Operations – Three months ended May 31, 2014 compared to three months ended June 1, 2013 – Revenue – Revenue by Category – Service Revenue” for a discussion of the Q1 Fiscal 2015 Argentina Service Revenue Deferral. The Company continues to face challenges in obtaining timely payments on its receivables in Argentina and will continue to closely monitor its collection efforts in future periods.
Current Liabilities
The decrease in current liabilities of $497 million at the end of the first quarter of fiscal 2015 from the end of the fourth quarter of fiscal 2014 was primarily due to decreases in accrued liabilities, deferred revenue and accounts payable. As at May 31, 2014, accrued liabilities were $998 million, reflecting a decrease of $216 million from March 1, 2014, which was primarily attributable to decreases in vendor liabilities, accrued carrier rebates and warranty liabilities compared to the fourth quarter of fiscal 2014. Accounts payable were $261 million as at May 31, 2014, reflecting a decrease of $213 million from March 1, 2014, which was primarily attributable to the payment of amounts owing to contract manufacturers for the repurchase of inventory. Deferred revenue was $512 million, which reflects a decrease of $68 million compared to March 1, 2014 due to an increase in the volume of transactions that met the criteria for recognition of revenue as at May 31, 2014.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Cash flows for the three months ended May 31, 2014 compared to the three months ended June 1, 2013 were as follows:

	For the three months ended
	(in millions)
	May 31, 2014	June 1, 2013	Change
Net cash flows provided by (used in):
Operating activities	$302	$630	$(328)
Investing activities	(105)	(579)	474
Financing activities	(67)	(1)	(66)
Effect of foreign exchange gain (loss) on cash and cash equivalents	1	(8)	9
Net increase in cash and cash equivalents	$131	$42	$89
Operating Activities
The decrease in net cash flows provided by operating activities of $328 million primarily reflects the decrease in gross margins generated by the Company as compared to the first quarter of fiscal 2014.
Investing Activities
During the three months ended May 31, 2014, cash flows used in investing activities were $105 million and included cash flows used in transactions involving the acquisitions of short-term and long-term investments, net of the proceeds on sale or maturity in the amount of $229 million, intangible asset additions of $142 million, and acquisitions of property, plant and equipment of $26 million, partially offset by proceeds on sale of property, plant and equipment of $292 million. For the same period in the prior fiscal year, cash flows used in investing activities were $579 million and included intangible asset additions of $335 million, cash flows used in transactions involving the acquisitions of short-term and long-term investments, net of the proceeds on sale or maturity in the amount of $154 million, property, plant and equipment additions of $111 million and business acquisitions of $7 million, partially offset by proceeds on sale of property, plant and equipment of $28 million.
During the three months ended May 31, 2014, the additions to intangible assets primarily consisted of payments relating to licensing agreements, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry-related features. The decrease in property, plant and equipment spending for the first three months of fiscal 2015 was primarily due to the cost saving initiatives of the CORE program.
Financing Activities
The increase in cash flows used in financing activities was $66 million for the first three months of fiscal 2015 and was primarily attributable to the restricted cash used to collateralize letters of credit during the first three months of fiscal 2015 as described in Note 2 to the Consolidated Financial Statements.

Aggregate Contractual Obligations
Purchase obligations and commitments amounted to approximately $1.8 billion as at May 31, 2014, including purchase orders with contract manufacturers in the amount of $317 million, operating lease obligations of $257 million and interest payments of $484 million on the Debentures. The Company also has commitments on account of capital expenditures of approximately $6 million included in this total, primarily for manufacturing and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company including payments on account of licensing agreements. Total purchase obligations and commitments as at May 31, 2014 decreased by $105 million as compared to the March 1, 2014 balance of $1.9 billion, which was primarily attributable to a decrease in purchase orders with contract manufacturers, partially offset by an increase in operating lease commitments as a result of the Real Estate Sale.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Debenture Financing and Other Funding Sources
Please see Note 8 to the Consolidated Financial Statements for a description of the Debentures.
During the quarter, the Company elected to terminate its $525 million asset-backed lending arrangement (the “Facility”) with a syndicate of commercial banks that was available for working capital and general corporate purposes. A portion of the Facility had been utilized to support letters of credit issued by certain of the Company's major banking partners in support of contractual leasing arrangements. Upon termination of the Facility, the Company became obligated to collateralize these letters of credit in the amount of $69 million. Please see Note 2 to the Consolidated Financial Statements for further information concerning the Company's restricted cash.
Cash, cash equivalents, and investments were $3.1 billion as at May 31, 2014. To mitigate the pressure on the Company's cash flows, the Company's management is focused on maintaining appropriate cash balances, efficiently managing working capital balances and the significant reduction in capital investments through the CORE program and its operational restructuring, and remains focused on managing the liquidity needs of the business. In addition, the Company continues to pursue opportunities to attain further cost savings in the coming fiscal quarters. The Company has identified additional opportunities to generate liquidity through the anticipated receipt of the remaining $16 million balance of its $413 million Canadian income tax refund in the first half of fiscal 2015, the completion of the remaining 20% of the Real Estate Sale and the dispositions of redundant assets classified as held for sale on the Company's balance sheets. Based on its current financial projections, the Company believes its financial resources, together with expected future operating cash generating and operating expense reduction activities, the remaining portion of the Canadian income tax refund, the remaining proceeds of the Real Estate Sale and access to other potential financing arrangements, should be sufficient to meet funding requirements for current financial commitments, and future operating expenditures not yet committed and should provide the necessary financial capacity for the foreseeable future. However, as noted above, the Company’s expectations with respect to its cash position and future liquidity are forward-looking statements that are subject to many risks, including the inherent risk of difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. These difficulties in forecasting the Company's financial results and performance are magnified at the present time given the uncertainties related to the Company's strategic initiatives and operational restructuring described in this MD&A. See “Overview - Strategic Initiatives and Products and Services Update”, “Overview - CORE and Operational Restructuring”, “Cautionary Statement Regarding Forward-Looking Statements” in this MD&A and the “Risk Factors” section of the AIF, which is included in the Annual Report, including the risk factor titled “The Company’s ability to maintain or increase its liquidity, its existing cash balance, its ability to access existing or potential alternative sources of funding, the sufficiency of its financial resources, and its ability to service its debt, could be adversely affected by its ability to offer competitive products and services in a timely manner at competitive prices, its ability to collect accounts receivables in jurisdictions with foreign currency controls and its access to the capital markets”.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended, or under applicable Canadian securities laws.
Legal Proceedings
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been, and will likely continue to be, necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors” in the AIF, which is included in the Annual Report, including the risk factors entitled “The Company is subject to general commercial litigation, class action and other litigation claims as part of its operations, and it could suffer significant litigation expenses in defending these claims and could be subject to significant damage awards or other remedies” and “The Company may infringe on the intellectual property rights of others”.
Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
As of May 31, 2014, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made. Further, there are claims outstanding for which the Company has assessed the potential loss as reasonably possible to result, however an estimate of the amount of loss cannot reasonably be made. There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following: in the early stages of a proceeding a claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.
Though they do not meet the test for accrual described above, the Company has included the following summaries of certain of its legal proceedings that it believes may be of interest to its investors.
On October 31, 2008, Mformation Technologies, Inc. (“Mformation”) filed a patent infringement lawsuit against the Company in the U.S. District Court for the Northern District of California. The patents in suit include U.S. Patent Nos. 6,970,917 and 7,343,408. These patents are generally directed to remote device management functionality. A jury trial began on June 19, 2012. On July 13, 2012, the jury found that the Company had infringed the asserted patent claims, awarding damages of $147.2 million. On August 8, 2012, Judge Ware overturned the jury verdict and granted judgment of non-infringement as a matter of law. On September 5, 2012, Mformation filed a motion for a new trial. On September 6, 2012, Mformation filed a notice of appeal to the U.S. Court of Appeals for the Federal Circuit (the “Federal Circuit”). However, the Federal Circuit deactivated the appeal while the motion for new trial was pending. On September 20, 2012, the case was reassigned to Judge Edward M. Chen, in view of Judge Ware’s retirement from the bench. Judge Chen subsequently denied Mformation’s motion for a new trial on November 15, 2012. On December 4, 2012, the court denied Mformation’s motion for relief from costs. The Federal Circuit reactivated the appeal on December 20, 2012 after Mformation filed a new notice of appeal. On January 3, 2013, a new entity, Mformation Software Technologies, Inc. (“MST”), filed a motion to substitute parties, alleging that Mformation had dissolved and that MST had assumed the rights, but not the liabilities, to the litigation. On January 14, 2013, the Company filed an opposition to MST’s motion, combined with a motion to dismiss. On April 8, 2013, MST filed its opening substantive brief. On November 21, 2013, after a limited remand to the District Court, the Federal Circuit denied both MST’s motion to substitute and the Company’s motion to dismiss. On December 23, 2013, the Company filed its responsive substantive brief, and MST filed a reply brief on January 9, 2014. The appellate hearing has been set for July 11, 2014. Proceedings are ongoing.
On April 2, 2012, NXP B.V. (“NXP”) filed a lawsuit against the Company in the U.S. District Court for the Middle District of Florida (Orlando Division). NXP asserted that the Company infringes U.S. Patent Nos. 7,330,455; 6,434,654; 6,501,420; 5,597,668; 5,639,697; and 5,763,955. NXP alleges that its patents are generally directed to certain wireless technologies including 802.11 standards GPS and embedded memory technology, as well as certain methods of manufacture for semiconductor devices. The complaint seeks monetary damages, an injunction, and other relief that the court deems just and proper. The Company filed its Answer on May 30, 2012. Prior to trial, NXP dropped patents 5,597,668; 5,639,697; and 5,763,955. The trial began on March 24, 2014. Following a two-week jury trial, the jury returned a verdict in favor of the Company finding that the Company did not infringe any of the patents in suit and finding that each of the patents is invalid. The Company has filed a motion to recover its fees and costs. NXP has moved to overturn the verdict and has indicated its intent to appeal the verdict. Oral arguments on the two inter partes reviews filed by the Company were heard on June 2, 2014.
On September 10, 2013, Cypress Semiconductor Corp. (“Cypress”) filed a lawsuit against the Company in the U.S. District Court for the Northern District of California. Cypress asserted that the Company infringes U.S. Patent Nos. 6,012,103; 6,249,825; and 6,493,770, generally relating to reconfiguration of a peripheral device connected to a host computer. Cypress also asserted that the Company infringes U.S. Patent Nos. 8,004,497; 8,059,015; and 8,519,973, generally relating to capacitive touchscreens. The complaint seeks an injunction, monetary damages, and other relief that the court deems just and proper. On November 4, 2013, the Company filed an answer and counterclaims. The Company asserted that Cypress infringes U.S. Patent Nos. 7,834,586, 7,986,127, and 8,169,187, generally directed to USB charging. The counterclaims seek an injunction, monetary damages, and other relief that the court deems just and proper. On December 2, 2013, Cypress filed an answer to the Company’s counterclaims. Proceedings are ongoing.
On November, 4, 2013, the Company filed a lawsuit against Cypress in the U.S. District Court for the Northern District of Texas. The Company asserted that Cypress infringes U.S. Patent No. 6,034,623, generally directed to a radio modem with radio

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

and telemetry functions, and U.S. Patent No. 6,833,686, generally directed to an adaptive rate battery charging circuit. On January 13, 2014, Cypress filed an answer to the complaint. On January 30, 2014, Cypress filed petitions for inter partes review for both patents in the U.S. Patent and Trademark Office. On February 4, 2014, Cypress filed a motion to stay the lawsuit pending the inter partes reviews. On April 17, 2014, the court denied Cypress’s motion to stay. Proceedings are ongoing.
On January 3, 2014, the Company filed a lawsuit against Typo Products LLC (“Typo”) in the U.S. District Court for the Northern District of California. The Company asserted that Typo infringes U.S. Patent Nos. 7,629,964, and 8,162,552, generally directed to a keyboard for use with a mobile communication device. The Company also asserted that Typo infringed U.S. Design Patent No. D685,775, generally directed to a keyboard design, and trade dress relating to keyboards. The complaint seeks an injunction, monetary damages, and other relief that the court deems just and proper. On January 22, 2014, the Company filed a motion for preliminary injunction to enjoin Typo from infringing U.S. Patent No. 7,629,964 and U.S. Design Patent No. D.685,775. On March 28, 2014, the court granted the Company’s motion for preliminary injunction, which went into effect after the Company’s payment of a $500,000 bond. On May 9, 2014, the court granted the Company’s motion to dismiss. Typo has withdrawn its products from the market pursuant to the injunction, pending resolution of the lawsuit. A claim construction hearing is scheduled for October 31, 2014. Proceedings are ongoing.
Between May and August 2011, several purported class action lawsuits were filed against the Company and certain of its former officers in the U.S. District Court for the Southern District of New York (“SDNY”), two of which were voluntarily dismissed. On January 6, 2012, Judge Richard S. Sullivan consolidated the remaining three actions and appointed both lead plaintiff and counsel. On April 5, 2012, plaintiff filed the Consolidated Amended Class Action Complaint, alleging that during the period from December 16, 2010 through June 16, 2011, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects, and seeking unspecified damages. Defendants brought a motion to dismiss the claim without leave to amend, which was granted on March 29, 2013. On April 25, 2013, plaintiff filed a Notice of Appeal. The appeal was argued on November 7, 2013. On June 19, 2014, the United States Court of Appeals for the Second Circuit affirmed the District Court's dismissal of the claim without leave to amend.
Between October and December 2013, several purported class action lawsuits and one individual lawsuit were filed against the Company and certain of its former officers in various jurisdictions alleging that during the period from September 27, 2012 through September 20, 2013, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects and that certain of the Company’s financial statements contain material misstatements. The individual lawsuit was voluntarily dismissed. The purported class action claims seek unspecified damages. In respect of the U.S. class actions, four motions for the appointment of lead plaintiff were filed. On March 14, 2014, the Judge appointed Mary Dinzik and Todd Cox as lead plaintiffs and consolidated the SDNY proceedings. On May 27, 2014, the Consolidated Amended Class Action Complaint was filed. It alleges violations of securities laws as a result of alleged false and misleading statements and improper revenue recognition, inventory account and supply management accounting. The proposed class period is from March 28, 2013 to September 20, 2013. The Company intends to file a motion to dismiss the complaint. The proceeding is ongoing.

Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in the first quarter of fiscal 2015 were transacted in U.S. dollars. Portions of the revenues were denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials were primarily transacted in U.S. dollars. Other expenses, consisting mainly of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars but were also incurred in Euros and British Pounds. At May 31, 2014, approximately 24% of cash and cash equivalents, 22% of accounts receivables and 19% of accounts payable were denominated in foreign currencies (March 1, 2014 – 35%, 26% and 12%, respectively). These foreign currencies primarily include the Canadian dollar, Euro and British Pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. Please see Note 4 to the Consolidated Financial Statements for information concerning the Company's foreign currency hedging activities.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Interest Rate
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Substantially all of these investments carry fixed interest rates. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities and fixed interest rates. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued the Debentures with a fixed interest rate. Consequently, the Company is exposed to interest rate risk as a result of the long term of the Debentures. The fair value of the Debentures will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.
Credit and Customer Concentration
The Company has historically been dependent on a number of significant telecommunication carriers and distribution partners and on larger more complex contracts with respect to sales of the majority of its products and services. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts (“AFDA”) that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The AFDA as at May 31, 2014 was $17 million (March 1, 2014 - $17 million). The Company also purchases insurance coverage for a portion of its accounts receivable balances. There were no individual customers that comprised more than 10% of accounts receivable as at May 31, 2014 or March 1, 2014. Additionally, there were no customers that comprised 10% of the Company’s first quarter of fiscal 2015 revenue (first quarter of fiscal 2014 revenue – two customers that together comprised 23%). During the first quarter of fiscal 2015, the percentage of the Company's receivable balance that was past due increased by 1% compared to the fourth quarter of fiscal 2014. Although the Company actively monitors and attempts to collect on its receivables as they become due, the risk of further delays or challenges in obtaining timely payments from its carrier and distributor partners of receivables exists, particularly given the Company's recent challenges. The occurrence of such delays or challenges in obtaining timely payments could negatively impact the Company's liquidity.
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. The Company did not record any other-than-temporary impairment charges for the three months ended May 31, 2014.
Please see Note 4 to the Consolidated Financial Statements for additional information regarding the Company's credit risk as it pertains to its foreign exchange derivative counterparties.

Changes in Internal Control Over Financial Reporting
During the three months ended May 31, 2014, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, JOHN CHEN, Chief Executive Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended May 31, 2014.

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2N/A
5.3N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 2, 2014 and ended on May 31, 2014 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: June 19, 2014

/s/ JOHN CHEN
JOHN CHEN
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, JAMES YERSH, Chief Financial Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended May 31, 2014.

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2N/A
5.3N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 2, 2014 and ended on May 31, 2014 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: June 19, 2014

/s/ JAMES YERSH
JAMES YERSH
Chief Financial Officer

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACKBERRY LIMITED
(Registrant)
Date:	June 19, 2014	By:	/S/ JAMES YERSH
Name: James Yersh
Title: Chief Financial Officer